ONE SHELL PLAZA 910 LOUISIANA HOUSTON, TEXAS 77002-4995 TEL +1 713.229.1234 FAX +1 713.229.1522 www.bakerbotts.com	ABU DHABI AUSTIN BEIJING DALLAS DUBAI HONG KONG HOUSTON LONDON MOSCOW NEW YORK PALO ALTO RIYADH WASHINGTON
June 25, 2010
Via EDGAR and Overnight Mail
Mr. Kevin Dougherty
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Halliburton Company
Registration Statement on Form S-4
Filed May 7, 2010
File No. 333-166656
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed February 17, 2010
Definitive Proxy Statement filed April 5, 2010
File No. 001-03492
Dear Mr. Dougherty:
On behalf of Halliburton Company (“Halliburton”), we are transmitting for electronic filing via the EDGAR system a memorandum of Halliburton responding to the comments received from the staff of the Division of Corporation Finance of the Securities and Exchange Commission by letter dated June 3, 2010.
Please telephone the undersigned (713.229.1856) of the firm Baker Botts L.L.P., counsel to Halliburton, with any questions or comments you may have regarding the enclosed.

Very truly yours, BAKER BOTTS L.L.P.
By:	/s/ Eric C. Swanson
Eric C. Swanson

Enclosures

cc:	Mr. Albert O. Cornelison, Jr. (Halliburton Company) Mr. Brian Keith (Boots & Coots, Inc.) Mr. William T. Heller IV (Thompson & Knight LLP)

June 25, 2010
MEMORANDUM

TO:	Division of Corporation Finance Securities and Exchange Commission

FROM:	Halliburton Company

RE:	Registration Statement on Form S-4
Filed May 7, 2010
File No. 333-166656
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed February 17, 2010
Definitive Proxy Statement filed April 5, 2010
File No. 001-03492
Response to Staff Comments dated June 3, 2010
     We are responding to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) by facsimile dated June 3, 2010 relating to Halliburton’s Registration Statement on Form S-4 filed with the Commission on May 7, 2010 (the “Registration Statement”), Halliburton’s Form 10-K for the fiscal year ended December 31, 2009 (the “Form 10-K”) and Halliburton’s Definitive Proxy Statement filed with the Commission on April 5, 2010 (the “Proxy Statement”).
     We have filed through EDGAR and enclose herewith five courtesy copies of Amendment No. 1 to the Registration Statement (“Amendment No. 1”). We are also submitting supplementally for your review five courtesy copies of Amendment No. 1 marked to show changes to the Registration Statement.
     In response to comments 2 and 3 of the Staff, as set forth below, we have prepared and are submitting supplementally for your review, in draft form, disclosure that we plan to include in either a future amendment to the Registration Statement, a Current Report on Form 8-K or our Quarterly Report on Form 10-Q for the quarter ended June 30, 2010 that is responsive to those comments. Please see Annex A. In the event such disclosure is included in a Current Report on Form 8-K or Quarterly Report on Form 10-Q, the applicable report will be filed with the Commission sufficiently in advance of the special meeting of stockholders of Boots & Coots, Inc. to permit those stockholders to review and consider the disclosure prior to casting their vote.
     In response to the Staff’s comments pertaining to the Form 10-K and the Proxy Statement, we have prepared and are submitting supplementally for your review, in draft form, Amendment No. 1 to our Annual Report on Form 10-K for the fiscal year ended December 31, 2009 (the “Draft 10-K/A”). Please see Annex B. We have also prepared and are submitting supplementally for your review excerpted pages from the Draft 10-K/A that are marked to show changes to the Form 10-K and the Proxy Statement, as applicable, in response to certain of the Staff’s comments. Please see Annex C. We respectfully request a review by the Staff of the Draft 10-K/A, with a view toward resolution of all the Staff’s comments to the Form 10-K and the Proxy Statement prior to our filing via EDGAR of the actual amendment to the Form 10-K. We intend to file Amendment No. 1 to the Form 10-K upon the resolution of all the Staff’s related comments.
     For your convenience, our responses are prefaced by the corresponding Staff comment in bold text.
Form S-4
1.	Please revise your Plan of Merger to provide a list briefly identifying the contents of all omitted schedules. See Item 601(b)(2) of Regulation S-K.

Response: We have revised Amendment No. 1 accordingly. Please see page A-55.

2.	We note the information included in an Item 7.01 Form 8-K submitted on June 2, 2010. In reference to the well being drilled by the Deepwater Horizon, you state your belief that your applicable contracts provide for full indemnification for all potential claims and expenses (other than claims by Halliburton employees and with respect to loss or damage to Halliburton property). You also state that you have a general liability insurance program of $600 million. Please revise the prospectus to include this information in a recent events section, and please also review your disclosure to ensure that you have disclosed all material information regarding your potential liability in the event that a rig for which you are performing services is involved in an explosion or similar event. For example, and without limitation, your disclosure should address the following:
•	Disclose the applicable policy limits related to your insurance coverage;

•	Disclose whether your existing insurance would cover any claims made against you by or on behalf of individuals who are not your employees in the event of personal injury or death, and whether your customers would be obligated to indemnify you against any such claims; and

•	Clarify your insurance coverage with respect to any liability related to any resulting negative environmental effects.
Response: We have included, as Annex A, draft disclosure that addresses the matters raised in the comment above and that we plan to include in either a future amendment to the Registration Statement, a Current Report on Form 8-K or our Quarterly Report on Form 10-Q for the quarter ended June 30, 2010.

3.	In your Item 7.01 Form 8-K submitted on June 2, 2010, you also discuss the impact that the moratorium on deepwater drilling activity in the Gulf of Mexico will have on your North American operations. In a recent events section of the prospectus, please quantify the contribution of deepwater drilling activity in the Gulf and its importance to North American operations. If known, please discuss the likely impact on your revenues, your 2,200 employees in the Gulf, and your asset allocation.

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Response: We have included, as Annex A, draft disclosure that addresses the matters raised in the comment above and that we plan to include in either a future amendment to the Registration Statement, a Current Report on Form 8-K or our Quarterly Report on Form 10-Q for the quarter ended June 30, 2010.
Form 10-K for the Fiscal Year Ended December 31, 2009
General
4.	We note from your disclosure on pages 2, 10, and elsewhere in your Form 10-K that you operate in Latin America, Africa, and the Middle East, regions generally understood to include Cuba, Sudan, Syria, and Iran. As you know, Cuba, Sudan, Syria, and Iran are identified by the State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. We note that your Form 10-K does not include substantive disclosure regarding your business contacts with Cuba, Sudan, Syria, or Iran.

Please provide us with information regarding your past, current, and anticipated contacts with Cuba, Sudan, Syria, and Iran, if any, whether through subsidiaries, joint ventures, or other direct or indirect arrangements, since your letters to the staff dated May 26, 2006 and June 16, 2006. Your response should describe any products, equipment, components, technology, software, or services you have provided into any of those countries, directly or indirectly, since your above-referenced letters, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities controlled by those governments since that time.

Response: Except as described below, since Halliburton’s letters to the Staff dated May 26, 2006 and June 16, 2006, Halliburton, whether individually or through its subsidiaries, joint ventures or other direct or indirect arrangements, has not had and does not plan to initiate any contact with Cuba, Sudan, Syria or Iran, including any governments of those countries or entities controlled by those governments. In addition and as described in Halliburton’s June 16, 2006 letter, on March 31, 2005, Halliburton instituted a company business practice that prohibits the undertaking of new work in or product sales to certain countries, including Cuba, Sudan, Syria and Iran.

With respect to Iran, prior activities of Halliburton occurred through three foreign entities: Halliburton Products and Services, Ltd., a Cayman Islands corporation headquartered in Dubai (“HPSL”); GVA Consultants AB, a Swedish corporation headquartered in Gothenburg, Sweden (“GVA-C”), a wholly owned subsidiary of KBR, Inc., a former subsidiary of Halliburton; and M.W. Kellogg Limited, a U.K. corporation headquartered in Greenford, England (“MWKL”), a joint venture of KBR. On April 5, 2007, Halliburton completed the separation of KBR, Inc. from Halliburton by exchanging the shares of KBR common stock owned by Halliburton on that date for shares of Halliburton’s common stock. Halliburton indirectly held a 55% ownership interest in

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MWKL until November 2006, a 44% ownership interest until April 5, 2007 and no ownership interest in MWKL or GVA-C thereafter.

As of May 26, 2006, HPSL was a party to three contracts relating to oil field service work in Iran, and HPSL’s services were slowly drawing to an end. The work on two of the contracts was completed during 2006, and the work on the other contract was completed in 2007. Once the contract was completed in 2007, HPSL’s employees and consultants in Iran focused primarily on winding up HPSL’s Iranian operations and finalizing financial records and tax assessments. HPSL closed its office in Iran in mid 2009. As reported in our Form 10-Q for the quarter ended March 31, 2007, Halliburton announced in April 2007 that all of its contractual commitments in Iran had been completed, and that it was no longer working in Iran. No new contracts have been accepted since March 31, 2005.

As indicated above, GVA-C and MWKL, two of the entities referred to in the May 26, 2006 letter, are affiliates of KBR, Inc. Halliburton’s records show that there was no revenue generated by KBR in Iran in 2006. Beginning with the quarter ended March 31, 2007, Halliburton reported KBR as discontinued operations in Halliburton’s condensed consolidated financial statements. Because of the separation of KBR from Halliburton, Halliburton does not have any information on the revenue, if any, KBR may have earned in Iran after 2006.
Risk Factors, page 6
5.	Rather than refer the reader to “Information related to risk factors” which appears elsewhere in your document, provide in this section all the disclosure Item 503(c) of Regulation S-K requires. Similarly, the reference at page 6 under the caption “Legal Proceedings” to the MD&A section for “Information related to various commitments and contingencies” is not sufficiently precise for the purpose of Item 103 of Regulation S-K.

Response: We have revised the Draft 10-K/A to include all risk factors under Item 1(a) of Part I of the Form 10-K. Please see pages 3 through 12. We revised Item 3 of Part I to include the description of legal proceedings that we have previously referenced in MD&A and in the notes to our financial statements. Please see pages 13 through 16 of the Draft 10-K/A.

6.	Your Risk Factors section should be a separate section and not combined with a discussion of forward-looking information within MD&A at page 35. In the new Risk Factors disclosure, make clear that you have identified known material risks particular to your business, rather than suggesting as you have at page 35 that “it is not possible to identify all risk factors.”

Response: We have revised the Draft 10-K/A to delete the previous risk factors disclosure in MD&A and to include all risk factors under Item 1(a) of Part I of the Form 10-K. Please see pages 3 through 12. We have added an introductory sentence that “[t]he statements in [the] section describe the known material risks to our business . . . .”

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7.	Each risk factor should consist of one or two short paragraphs. Eliminate from the Risk Factors section any extraneous detail or text that mitigates the risks you present. For example, you state that “we do not expect the implementation of the consultant’s recommendations to materially impact our long-term strategy,” “KBR has agreed that our indemnification obligations ... have been fully satisfied,” and “We selectively use hedging transactions to limit our exposure to risks...” Instead, state the risk directly. Additional details may appear elsewhere in your document, but they do not belong in the Risk Factors section.

Response: We have revised the Draft 10-K/A accordingly. Please see pages 3 through 12.

8.	Identify particular risks with sufficiently descriptive captions, rather than by the use of general headings such as “Exploration and production activity;” “Capital spending;” “Customers;” “Environmental requirements;” and “Weather.” Also, avoid bundling more than one risk under each caption. Instead, discuss each risk separately and with proper prominence.

Response: We have revised the Draft 10-K/A accordingly. Please see pages 3 through 12.
Business Environment and Results of Operations, page 14
9.	We note the reference at pages 17 and 18 to a number of “contract wins,” but you omit the names of the counterparties in several of the larger contracts you mention. Name the counterparties as appropriate, and in future filings, identify any of the identified contracts that have been or may be at least partially affected as a result of the Gulf of Mexico spill in April 2010, if known. Also please confirm that Item 601(b) of Regulation S-K would require none of the referenced contracts to be filed as exhibits.

Response: With respect to identifying the names of the counterparties to several of the larger contracts, none of those counterparties represented or are expected to represent more than 10% of our consolidated revenue in any fiscal year covered by the Form 10-K or the applicable contract. We respectfully submit that disclosure of the names of the counterparties is not necessary for a material understanding of our operations and is not required by Regulation S-K, including Item 101(c)(1)(vii).

With respect to identifying contracts that have been or may be at least partially affected as a result of the Gulf of Mexico spill in April 2010, we will include such disclosure in future filings.

We confirm that Item 601(b) of Regulation S-K does not require any of the referenced contracts to be filed as exhibits to the Form 10-K.
Note 12. Financial Instruments and Risk Management, page 77
10.	We note that you adopted Accounting Standards Codification (ASC) 820, “Fair Value Measurements and Disclosures”, on January 1, 2008 and January 1, 2009.

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The table presented in footnote 12 is not complete as it does not appear to address all required disclosures. Please expand your footnote to include the required disclosures for assets and liabilities that are measured at fair value in accordance with the ASC 820-10-50, or identify where such disclosures have been presented.

Response: We respectfully submit that we believe we have disclosed the required information for all material assets and liabilities measured at fair value on a recurring and non-recurring basis in accordance with ASC 820.

Measured on a recurring basis

The only assets and liabilities at our company that require measurement at fair value on a recurring basis are marketable securities and derivatives. Marketable securities are available-for-sale United States Treasury securities that are recorded on our consolidated balance sheet at fair value as disclosed in Note 12. As noted in the table heading, the fair value of these securities for all periods presented is determined by “quoted prices in active markets for identical assets and liabilities,” or “Level 1” fair value. There have been no changes in valuation techniques or inputs related to these securities during any period presented. We believe no further discussion of valuation methodology is required because United States Treasury securities are traded on an active market.

While we discuss our derivatives, which are recorded at fair value in our consolidated financial statements, in a general manner throughout our Form 10-K to give the reader insight into certain of our risk management practices, we did not disclose specific fair value characteristics of our derivatives in Note 12 because they are not material.

We have no instruments measured using “Level 3” fair value techniques that would require disclosure.

Measured on a non-recurring basis

At Halliburton, non-financial assets and liabilities that could potentially be measured at fair value on a non-recurring basis in periods subsequent to initial recognition include:
•	assets and liabilities measured at fair value for goodwill impairment assessments;

•	assets and liabilities acquired through business combinations;

•	property, plant and equipment;

•	asset retirement obligations;

•	intangible assets measured at fair value for impairment assessments; and

•	other assets and liabilities measured at fair value for impairment assessments.

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The fair value disclosures would only be required in the subsequent period when an impairment charge is recorded and the asset or liability is measured and recorded at fair value.

As disclosed in Note 1 to the consolidated financial statements regarding goodwill impairment testing, the fair value of each of our reporting units exceeded its carrying amount by a significant margin, and no goodwill impairment charges were recorded during any period presented. There were no triggering events requiring us to perform additional goodwill impairment reviews.

During the periods presented, there were no material:
•	business combinations or impairments recorded related to previous business combinations; or

•	impairments recorded related to property, plant and equipment, intangible assets, or other assets that would require disclosure in the table.
Our asset retirement obligations are also immaterial for disclosure.
Note 14. Accounting Standards Recently Adopted, page 83
11.	We note that you adopted an update to accounting standards related to convertible debt instruments that may be settled in cash upon conversion (Pre-Codification FSP APB 14-1) on January 1, 2009. As a result of this adoption of new accounting guidance, you reversed the $693 million loss previously recognized upon the settlement of your convertible debt in fiscal year 2008. The guidance at ASC 470-20-40 states a debt extinguishment gain or loss should be recognized as the difference between the settlement consideration attributed to the liability component and the sum of (a) the net carrying amount of the liability component and (b) any unamortized debt issuance costs. It appears to us that no debt extinguishment gain or loss is recognized from the settlement of your convertible debt after the reversal of the $693 million loss recorded in 2008. In this regard, please confirm to us that the fair value of the liability component immediately prior to the settlement equals the sum of its net carrying value and related unamortized debt issuance costs. In your response, please provide sufficient detailed analysis to support your conclusion.

Response: We confirm that the fair value of the liability component of the convertible debt immediately prior to the September 2008 settlement was equal to the sum of its net carrying value and any related unamortized debt issuance costs. There were no unamortized debt issuance costs recorded as of September 2008 because such costs had been fully amortized.

The convertible notes were issued in June 2003. For the purposes of both amortizing the debt issuance costs and to value the debt component, we determined the effective maturity date of the notes to be five years, because in July 2008 both the bondholders and Halliburton had the ability to settle the debt. Beginning in July 2008, the bondholders had

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the option to require us to purchase the notes at 100% of the par value, and we had the option to redeem the notes. The fair value of the debt equaled its carrying value at the end of the five-year period.
Definitive Proxy Statement filed April 5, 2010
Executive Compensation
Compensation Discussion and Analysis
Long-term Incentives, page 19
12.	Please revise to clarify your disclosure that 2009 long-term incentive awards for each NEO were based primarily on “market data.” Specifically, please disclose how you determined the level of stock and option awards for each NEO in 2009.

Response: We respectfully submit that we believe we have disclosed that the 2009 long-term incentive awards for each NEO were based primarily on “market data.” The last paragraph of Long-term Incentives on page 20 of the Proxy Statement provides:
In determining the size of long-term incentive awards, the Committee first considers market data references to the long-term incentive value for comparable positions and then may adjust the awards upwards or downwards based on the Committee’s review of internal equity. This can result in positions of similar magnitude and pay receiving awards of varying size. The 2009 long-term incentive awards for each NEO were based primarily on market data.
Further, there are numerous references to how information regarding comparator peer group companies is considered throughout the Compensation Discussion and Analysis disclosure, including a discussion of the Role of Market Data on page 15 of the Proxy Statement.

As explained on page 19, the portion of long-term incentives allocated to stock and options awards for the NEOs, with the exception of Mr. Lesar, were 40% and 20%, respectively. Page 20 of the Proxy Statement goes on to explain the limitation of the Stock and Incentive Plan on the allocation of performance units for Mr. Lesar, which resulted in the remaining 73% of long-term incentives for him (27% being allocated to performance units) being allocated in the same 40/20 ratio, or 49% and 24%, respectively.
Performance Units, page 19
13.	We note that this program measures your consolidated Return on Capital Employed, or ROCE, compared to both absolute and relative goals, as measured by the results of your peer group over a three-year period. As such, the award for the 2007 cycle ending December 31, 2009 was paid in 2010 and disclosed in your summary compensation table. In this regard, you disclosed in your 2008 proxy that

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Mr. Lesar has a maximum payout potential of $5,000,000 if the maximum goals of the 2007-2009 cycle performance unit program are met or exceeded. Please disclose what such maximum goals were for this period. Similarly, please disclose the performance goals that translate into the target and maximum payout under the 2009 cycle, which you disclose to be $2,500,000 and $5,000,000, respectively, for Mr. Lesar, and as percentages of base salary for your other NEOs.

Response: We have revised the Draft 10-K/A accordingly for the 2007 cycle. Please see page 19. The 2009 cycle performance levels achieved will be disclosed in our 2012 proxy statement when that cycle has been completed. Disclosure of the three-year average absolute basis ROCE performance goals prior to that time would put Halliburton at a competitive disadvantage because it would allow our competitors to see the three-year average ROCE performance targets that have been set, which targets are based on our business forecasts.

14.	You disclose that the three year average ROCE for the 2007 cycle was in absolute terms 21.53%, while the three year average for the comparator peer group was 15.74% at the 75th percentile. Please disclose how this achievement factored into the award levels as disclosed in your summary compensation table, and discuss why you measured against the 75th percentile.

Response: Please see the revisions to the Draft 10-K/A referenced in the response to comment 13. As a point of clarification, Halliburton also measures performance relative to the comparator peer group at the 25th and 50th percentiles, but for the 2007 cycle, performance above the 75th percentile was achieved.

15.	We note that your 2009 ROCE calculation excluded the $2 billion in senior notes you issued in 2009, because “this borrowing was not contemplated when performance targets were set.” Please clarify the impact that these borrowings had on your 2009 ROCE calculation, and, if known, discuss whether the average ROCE for your comparator peer group also excluded any unanticipated borrowings by the composite companies.

Response: As reflected in the revisions to the Draft 10-K/A referenced in the response to comment 13, excluding these borrowings from the ROCE calculation for the 2007 cycle did not impact achievement of the Maximum payout level.

While we cannot determine specifically if any companies in the comparator peer group had any “unanticipated borrowings” during the period similar to ours, we did perform a separate calculation of the comparator peer group’s ROCE excluding any material increases in debt at individual companies during the three-year period. This calculation resulted in a very similar three-year average ROCE for the comparator group at the 75th percentile and would not have impacted any of the NEO’s payouts for the cycle.
     Please call Eric Swanson or Andrew Baker of Baker Botts L.L.P. at (713) 229-1856 or (214) 953-6735, respectively, if you have any questions.

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Annex A
The Gulf of Mexico/Macondo Well Incident
     The semisubmersible drilling rig, Deepwater Horizon, sank on April 22, 2010 after an explosion and fire onboard the rig that began on April 20, 2010. The Deepwater Horizon was owned by Transocean Ltd. and had been drilling the Macondo/MC252 exploration well in Mississippi Canyon Block 252 in the Gulf of Mexico for the lease operator, BP Exploration & Production, Inc. (“BP Exploration”), an indirect wholly owned subsidiary of BP p.l.c. According to a United States Department of the Interior press release as of June 10, 2010, teams comprising the National Incident Command’s Flow Rate Technical Group have reported that, before a riser was cut on June 3, 2010, crude oil had been flowing from the well into the Gulf of Mexico at rates preliminarily estimated to be as low as 12,000 barrels of oil per day and as high as 40,000 barrels of oil per day. A United States Department of the Interior press release as of June 15, 2010 states that United States government and independent scientists estimate that the most likely flow rate of oil as of June 15 was between 35,000 and 60,000 barrels per day. Crude oil has spread across thousands of square miles of the Gulf of Mexico and has reached the United States Gulf Coast. In addition, eleven persons are presumed dead and others were injured as a result of the incident. The cause of the explosion, fire and resulting oil spill are being investigated by numerous industry participants and governmental agencies.
     Efforts to contain the flow of hydrocarbons from the well are being led by the United States government and by BP p.l.c., BP Exploration and their affiliates (collectively, “BP”), and are still underway. BP p.l.c. announced that a lower marine riser package containment cap, installed on June 3, was collecting oil and natural gas flowing from the well and transporting them to a drillship on the surface. Halliburton has been assisting and continues to assist BP Exploration in well control and relief operations. Halliburton is providing services to BP Exploration in the drilling of relief wells for which BP has set a target completion date of August 2010, although Halliburton does not control the relief operations and can provide no assurance as to whether or when the flow of oil into the Gulf of Mexico will cease.
     Halliburton performed a variety of services on the Macondo well, including cementing, mud logging, directional drilling, and measurement-while-drilling services, and Halliburton had completed the cementing of the final production casing string in accordance with BP Exploration’s requirements approximately 20 hours prior to the incident. In addition, Halliburton provided selected real-time drilling and rig data acquisition and transmission services to key personnel both on board the Deepwater Horizon and at various onshore locations. Halliburton believes that it performed all such work in accordance with BP Exploration’s specifications for its well construction plan and BP Exploration’s instructions.
Investigations and Litigation
     The United States Department of Homeland Security and Department of the Interior have begun a joint investigation into the cause of the incident. The United States Coast Guard, a component of the United States Department of Homeland Security, and the Bureau of Ocean Energy Management, Regulation, and Enforcement (“BOE”) (formerly known as the Minerals Management Service), a bureau of the United States Department of the Interior, share jurisdiction over the investigation into the incident. In addition, the President of the United States has established the National Commission on the BP Deepwater Horizon Oil Spill and Offshore Drilling to, among other things, examine the relevant facts and circumstances concerning the causes of the incident and develop options for guarding against future oil spills associated with offshore drilling. Halliburton is assisting in efforts to identify the factors that led to the Gulf of Mexico incident and has participated and will continue to participate in various hearings relating to the incident held by, among others, various committees and subcommittees of the House of Representatives and the Senate of the United States.
     On June 1, 2010, the United States Attorney General announced that the Department of Justice was launching civil and criminal investigations into the Gulf of Mexico incident to closely examine the actions of those involved, and that the Department of Justice was working with attorneys general of states affected by the incident. The Department of Justice announced that it is reviewing, among other traditional criminal statutes, The Clean Water Act, which carries civil penalties and fines as well as criminal penalties, The Oil Pollution Act of 1990, which can be used to hold parties liable for cleanup costs and reimbursement for government efforts, and The Migratory Bird Treaty Act of 1918 and Endangered Species Act of 1973, which provide penalties for injury and death to wildlife and bird species. Halliburton intends to cooperate fully with all governmental hearings, investigations and requests for information relating to the Gulf of Mexico incident.

     As of May 31, 2010, Halliburton had been named along with other unaffiliated defendants in more than 150 class-action complaints involving pollution damage claims and in nine suits involving multiple plaintiffs that allege wrongful death and other personal injuries arising out of the Gulf of Mexico incident. The pollution damage complaints generally allege, among other things, negligence and gross negligence and potential economic losses as a result of environmental pollution and generally seek awards of unspecified economic, compensatory and punitive damages, as well as injunctive relief. The wrongful death and other personal injury complaints generally allege negligence and gross negligence and seek awards of compensatory damages, including unspecified economic damages and punitive damages. Halliburton has retained counsel and is investigating and evaluating the claims, the theories of recovery, damages asserted and Halliburton’s respective defenses to all of these claims. Halliburton intends to vigorously defend any litigation, fines and/or penalties relating to the Gulf of Mexico incident. Additional lawsuits may be filed against Halliburton.
Indemnification and Insurance
     Halliburton believes that it performed all work with respect to the Macondo well in accordance with BP Exploration’s specifications for its well construction plan and BP Exploration’s instructions. The contract with BP Exploration relating to the Macondo well provides for indemnification of Halliburton for potential claims and expenses relating to the incident, including those resulting from pollution or contamination (other than claims by Halliburton’s employees and with respect to loss or damage to Halliburton’s property). BP Exploration and other indemnifying parties, however, may contest Halliburton’s right to indemnification or otherwise seek to avoid their indemnification obligations. Given the potential amounts involved, indemnification could also be limited to the extent that any indemnifying party does not have the financial ability to perform its indemnity obligations or that indemnification is for some reason deemed unenforceable. Also, under Halliburton’s contract with BP Exploration, Halliburton has, among other things, generally agreed to indemnify BP Exploration and other contractors performing work on the well for claims for personal injury of Halliburton’s employees and subcontractors, as well as for damage to Halliburton’s property.
     In addition to the contractual indemnity, Halliburton has a general liability insurance program of $600 million. Halliburton’s insurance is designed to cover claims by businesses and individuals made against Halliburton in the event of property damage, injury or death and, among other things, claims relating to environmental damage. To the extent Halliburton incurs any losses beyond those covered by indemnification, there can be no assurance that Halliburton’s insurance policies will cover all potential claims and expenses relating to the Gulf of Mexico incident. Insurance coverage can be the subject of uncertainties and, particularly in the event of large claims, potential disputes with insurance carriers. In addition, Halliburton may be subject to fines and penalties for which it may not be indemnified or insured.
     In addition to the indemnification and insurance arrangements discussed above, as of March 31, 2010, Halliburton had an aggregate of $3.2 billion of cash and marketable securities and $1.2 billion of available borrowing capacity under its revolving credit facility.
Regulatory Response
     Halliburton cannot predict the consequences of the regulatory response to the Gulf of Mexico incident. The BOE has changed and delayed the permitting and drilling process for the Gulf of Mexico and additional changes are probable. Other domestic and foreign regulatory agencies may also increase regulation as a result of these matters. These increases in regulation could cause customers to delay or cancel drilling programs that would have otherwise moved forward as the cost of operations are likely to be increased by such regulation. In addition, legislation has been proposed that would increase the economic-damage liability cap for oil companies. Any increases may reduce the number of well operators willing to undertake deepwater drilling. Increased regulation could also lead to an increase in the demand for the services Halliburton provides to its customers.
Halliburton’s Business and Expected Plans
     Halliburton is assessing its plans in light of the Gulf of Mexico incident relating to the Deepwater Horizon and the prospective regulatory response, including any new temporary or permanent BOE rules. Halliburton is engaged in discussions with its customers in the Gulf of Mexico and anticipates relocating equipment and personnel

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to other markets as appropriate. In this connection, Halliburton expects that Gulf of Mexico deepwater activity may be in hiatus for at least six months and possibly longer. However, there is potential for continuing operations in the Gulf of Mexico under the current BOE rules, both as to shallow water operations and certain well activities such as water injection and workover operations, although there is speculation that some of these operations may be delayed as well.
     Halliburton’s business in the Gulf of Mexico represented approximately 12% of Halliburton’s North American revenue in 2008, approximately 16% in 2009 and approximately 13% in the first quarter of 2010, and approximately 5% of Halliburton’s consolidated revenue in 2008, approximately 6% in 2009 and approximately 6% in the first quarter of 2010. Currently, approximately 65% of Halliburton’s Gulf of Mexico business is related to deepwater activities. Over time, Halliburton’s margins in the Gulf of Mexico generally have been less volatile than its United States onshore margins. Generally, Halliburton’s average margins in the Gulf of Mexico have been similar to the average of its United States onshore margins over the last three years.
     Halliburton expects its 2010 revenue to be negatively impacted as a result of the Gulf of Mexico incident and the moratorium on deepwater drilling in the Gulf of Mexico. Halliburton also expects to adjust the allocation of its Gulf of Mexico existing assets and/or anticipated capital expenditures to some degree during 2010. However, Halliburton does not currently know the extent of the impact on revenue or the adjustments to be made, as they are dependent on Halliburton’s customers’ actions and the potential movement of deepwater rigs to other markets.
     At the time of the Gulf of Mexico incident, Halliburton employed approximately 2,200 people in the Gulf of Mexico. To the extent the services of those employees are no longer needed in the Gulf of Mexico, Halliburton plans to try to find other opportunities for them within Halliburton.

3

Annex B

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 10-K/A
(Amendment No. 1)
(Mark One)
☑     Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2009
OR
☐     Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the transition period from ___to ___
Commission File Number 001-03492
HALLIBURTON COMPANY
(Exact name of registrant as specified in its charter)

Delaware	75-2677995
(State or other jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification No.)
3000 North Sam Houston Parkway East
Houston, Texas 77032
(Address of principal executive offices)
Telephone Number — Area code (281) 871-2699
Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock par value $2.50 per share	New York Stock Exchange
Securities registered pursuant to Section 12(g) of the Act: None
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes ☑     No ☐
Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.
Yes ☐     No ☑
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes ☑     No ☐
Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
Yes ☑     No ☐
Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant’s knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K.     ☑
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer,” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.:

Large accelerated filer	☑	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).     Yes ☐     No ☑
The aggregate market value of Common Stock held by nonaffiliates on June 30, 2009, determined using the per share closing price on the New York Stock Exchange Composite tape of $20.70 on that date was approximately $18,573,000,000.
As of February 12, 2010, there were 905,090,232 shares of Halliburton Company Common Stock, $2.50 par value per share, outstanding.
Portions of the Halliburton Company Proxy Statement for our 2010 Annual Meeting of Stockholders (File No. 001-03492) are incorporated by reference into Part III of this report.

EXPLANATORY NOTE
In accordance with Rule 12b-15 under the Securities Exchange Act of 1934, as amended, this Form 10-K/A amends and restates in their entirety the following items of our Annual Report on Form 10-K for the year ended December 31, 2009, as originally filed with the Securities and Exchange Commission on February 17, 2010 (“Form 10-K”):
•	Item 1(a) of Part I “Risk Factors;”

•	Item 3 of Part I, “Legal Proceedings;” and

•	Item 11 of Part III, “Executive Compensation.”
We have also updated the certifications of our Chief Executive Officer and Chief Financial Officer in Exhibits 31.1 and 31.2 under Item 15 of Part IV.
This Amendment No. 1 is being filed primarily to reflect:
•	The deletion of the risk factors discussion from within the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in Part II of the Form 10-K, which has been replaced with the risk factors discussion under the heading “Item 1(a). Risk Factors” in Part I of the Form 10-K, as amended hereby, and the reordering and re-captioning thereof;

•	The additional language added under “Item 3. Legal Proceedings” in Part I of the Form 10-K, as amended hereby, instead of the reliance on a cross reference to similar language contained in the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in Part II of the Form 10-K and in the notes to our consolidated financial statements in the Form 10-K; and

•	The restated disclosure under the heading “Long-term Incentives” under the caption “Compensation Discussion and Analysis” incorporated by reference into “Item 11. Executive Compensation” in Part III of the Form 10-K from our Proxy Statement filed on April 5, 2010.
In order to preserve the nature and character of the disclosures set forth in such Items as originally filed, this Amendment No. 1 speaks as of February 17, 2010 with respect to Parts I, II and IV (except for Item 15) of the Form 10-K, as amended, and as of April 5, 2010 with respect to Part III of the Form 10-K, as amended, and we have not updated the disclosures in this report to speak as of a later date. While this report primarily relates to the historical periods covered, events may have taken place since the original filing that might have been reflected in this report if they had taken place prior to the original filing. All information contained in this Amendment No. 1 is subject to updating and supplementing as provided in our reports filed with the Securities and Exchange Commission subsequent to the date of the original filing of the Annual Report on Form 10-K.

Item 1(a). Risk Factors.
     The statements in this section describe the known material risks to our business and should be considered carefully.
     An adverse determination or result against us or any party indemnified by us in any investigation or third-party claim related to FCPA matters could have a material adverse effect on our liquidity, consolidated results of operations, and consolidated financial condition.
     As a result of an ongoing investigation under the United States Foreign Corrupt Practices Act (FCPA) at the time of the KBR, Inc. (KBR) separation, we provided indemnification in favor of KBR and any of its greater than 50%-owned subsidiaries (which included M.W. Kellogg Limited (MWKL)) against certain liabilities related to investigations under the FCPA or analogous applicable foreign laws.
     In February 2009, the FCPA investigations by the DOJ and the SEC were resolved with respect to KBR and us. We are aware of other investigations in France, Nigeria, the United Kingdom, and Switzerland regarding the Bonny Island project. In the United Kingdom, the Serious Fraud Office (SFO) is considering civil claims or criminal prosecution under various United Kingdom laws and appears to be focused on the actions of MWKL, among others. Violations of these laws could result in fines, restitution and confiscation of revenues, among other penalties, some of which could be subject to our indemnification obligations under the master separation agreement.
     The DOJ and SEC settlements and the other ongoing investigations could result in third-party claims against us, which may include claims for special, indirect, derivative or consequential damages, damage to our business or reputation, loss of, or a material adverse effect on, cash flow, assets, goodwill, results of operations, business prospects, profits or business value or claims by directors, officers, employees, affiliates, advisors, attorneys, agents, debt holders, or other interest holders or constituents of us or our current or former subsidiaries.
     An adverse determination or result against us or any party indemnified by us in any investigation or third-party claim related to these FCPA matters could have a material adverse effect on our liquidity, consolidated results of operations, and consolidated financial condition.
     We could be subject to claims under our indemnification in favor of KBR for liability with respect to undersea bolts installed in connection with KBR’s Barracuda-Caratinga project that could have a material adverse effect on our liquidity, consolidated results of operations, and consolidated financial condition.
     We also provided indemnification in favor of KBR for out-of-pocket cash costs and expenses, or cash settlements or cash arbitration awards, KBR may incur as a result of the replacement of certain subsea flowline bolts installed in connection with KBR’s Barracuda-Caratinga project.
     At the direction of Petrobras, the Brazilian national oil company, KBR replaced certain bolts located on the subsea flowlines that failed through mid-November 2005, and KBR has informed us that additional bolts have failed thereafter, which were replaced by Petrobras. In March 2006, Petrobras commenced arbitration against KBR claiming $220 million plus interest for the cost of monitoring and replacing the defective bolts and all related costs and expenses of the arbitration, including the cost of attorneys’ fees. The arbitration panel set the final hearing on liability and damages to begin in May 2010 and continue through August 2010. An adverse determination or result against KBR in the arbitration could have a material adverse effect on our liquidity, consolidated results of operations, and consolidated financial condition.
     A downward trend in estimates of production volumes or prices or an upward trend in production costs could have a material adverse effect on our consolidated results of operations and result in impairment of or higher depletion rate on our oil and natural gas properties.

     We have interests in oil and natural gas properties in Bangladesh and North America totaling approximately $175 million, net of accumulated depletion, which we account for under the successful efforts method. These oil and natural gas properties are assessed for impairment whenever changes in facts and circumstances indicate that the properties’ carrying amounts may not be recoverable. The expected future cash flows used for impairment reviews and related fair-value calculations are based on judgmental assessments of future production volumes, prices, and costs, considering all available information at the date of review.
     A downward trend in estimates of production volumes or prices or an upward trend in production costs could have a material adverse effect on our consolidated results of operations and result in an impairment of or higher depletion rate on our oil and natural gas properties.
     Our operations outside the United States are subject to political and economic instability and risk of foreign government actions that could have a material adverse effect on our consolidated results of operations and consolidated financial condition.
     Our operations in countries other than the United States accounted for approximately 64% of our consolidated revenue during 2009, 57% of our consolidated revenue in 2008, and 56% of our consolidated revenue in 2007, which exposes us to risks inherent in doing business in each of the countries in which we operate. Operations in countries other than the United States are subject to various risks unique to each country that could have a material adverse effect on our consolidated results of operations and consolidated financial condition. With respect to any particular country, these risks may include:
-	political and economic instability, including:
•	civil unrest, acts of terrorism, force majeure, war, or other armed conflict;

•	inflation; and

•	currency fluctuations, devaluations, and conversion restrictions;
-	governmental actions that may
•	result in expropriation and nationalization of our assets in that country;

•	result in confiscatory taxation or other adverse tax policies;

•	limit or disrupt markets, restrict payments, or limit the movement of funds;

•	result in the deprivation of contract rights; and

•	result in the inability to obtain or retain licenses required for operation.
     For example, due to the unsettled political conditions in many oil-producing countries, our revenue and profits are subject to the adverse consequences of war, the effects of terrorism, civil unrest, strikes, currency controls, and governmental actions. Countries where we operate that have significant political risk include: Algeria, Indonesia, Iraq, Nigeria, Russia, Kazakhstan, Venezuela, and Yemen. Our facilities and our employees are under threat of attack in some countries where we operate. In addition, military action or continued unrest in the Middle East could impact the supply and pricing for oil and natural gas, disrupt our operations in the region and elsewhere, and increase our costs for security worldwide.
     Our operations outside the United States require us to comply with a number of United States and international regulations, violations of which could have a material adverse effect on our consolidated results of operations and consolidated financial condition.
     Our operations outside the United States require us to comply with a number of United States and international regulations. For example, our operations in countries outside the United States are subject to the FCPA, which prohibits United States companies or their agents and employees from providing anything of value to a foreign official for the purposes of influencing any act or decision of these individuals in their official capacity to help obtain or retain business, direct business to any person or corporate entity, or obtain any unfair advantage. Our activities in countries outside the United States create the risk of unauthorized payments or offers of payments by one of our employees or agents that could be in violation of the FCPA, even though these parties are not always subject to our control. We have internal control policies and procedures and have implemented training and compliance programs for our employees and agents with respect to the FCPA. However, we cannot assure that our policies, procedures and programs always will protect us from reckless or criminal acts committed by our employees or agents. In the event that we believe or have reason to believe that our employees or agents have or may have violated applicable anti-corruption laws, including the FCPA, we may be required to investigate or have outside counsel investigate the relevant facts and circumstances. Violations of the FCPA may result in severe criminal or civil sanctions, and we may be subject to other liabilities, which could negatively affect our business, consolidated results of operations and consolidated financial condition. In addition, investigations by governmental authorities as well as legal, social, economic, and political issues in these countries could have a material adverse effect on our business and consolidated results of operations. We are also subject to the risks that our employees, joint venture partners, and agents outside of the United States may fail to comply with applicable laws.
     Acts of terrorism and threats of armed conflicts in or around various areas in which we operate, such as the Middle East, Nigeria, and Indonesia, could limit or disrupt markets and our operations, including disruptions resulting from the evacuation of personnel, cancellation of contracts, or the loss of personnel or assets.
     Acts of terrorism and threats of armed conflicts in or around various areas in which we operate, such as the Middle East, Nigeria, and Indonesia, could limit or disrupt markets and our operations, including disruptions resulting from the evacuation of personnel, cancellation of contracts, or the loss of personnel or assets. Such events may cause further disruption to financial and commercial markets and may generate greater political and economic instability in some of the geographic areas in which we operate. In addition, any possible reprisals as a consequence of the wars and ongoing military action in the Middle East, such as acts of terrorism in the United States or elsewhere, could have a material adverse effect on our business and consolidated results of operations.
     Changes in or interpretation of tax law and currency/repatriation control could impact the determination of our income tax liabilities for a tax year.
     We have operations in approximately 70 countries other than the United States. Consequently, we are subject to the jurisdiction of a significant number of taxing authorities. The income earned in these various jurisdictions is taxed on differing bases, including net income actually earned, net income deemed earned, and revenue-based tax withholding. The final determination of our income tax liabilities involves the interpretation of local tax laws, tax treaties, and related authorities in each jurisdiction, as well as the significant use of estimates and assumptions regarding the scope of future operations and results achieved and the timing and nature of income earned and expenditures incurred. Changes in the operating environment, including changes in or interpretation of tax law and currency/repatriation controls, could impact the determination of our income tax liabilities for a tax year.
     We are subject to foreign exchange risks and limitations on our ability to reinvest earnings from operations in one country to fund the capital needs of our operations in other countries or to repatriate assets from some countries.
     A sizable portion of our consolidated revenue and consolidated operating expenses is in foreign currencies. As a result, we are subject to significant risks, including:
•	foreign exchange risks resulting from changes in foreign exchange rates and the implementation of exchange controls; and

•	limitations on our ability to reinvest earnings from operations in one country to fund the capital needs of our operations in other countries.

     As an example, we conduct business in countries, such as Venezuela, that have nontraded or “soft” currencies that, because of their restricted or limited trading markets, may be more difficult to exchange for “hard” currency. We may accumulate cash in soft currencies, and we may be limited in our ability to convert our profits into United States dollars or to repatriate the profits from those countries.
     Trends in oil and natural gas prices affect the level of exploration, development and production activity of our customers and the demand for our services and products which could have a material adverse effect on our consolidated results of operations and consolidated financial condition.
     Demand for our services and products is particularly sensitive to the level of exploration, development, and production activity of, and the corresponding capital spending by, oil and natural gas companies, including national oil companies. The level of exploration, development, and production activity is directly affected by trends in oil and natural gas prices, which, historically, have been volatile and are likely to continue to be volatile.
     Prices for oil and natural gas are subject to large fluctuations in response to relatively minor changes in the supply of and demand for oil and natural gas, market uncertainty, and a variety of other economic factors that are beyond our control. Any prolonged reduction in oil and natural gas prices will depress the immediate levels of exploration, development, and production activity which could have a material adverse effect on our consolidated results of operations and consolidated financial condition. Perceptions of longer-term lower oil and natural gas prices by oil and natural gas companies can similarly reduce or defer major expenditures given the long-term nature of many large-scale development projects. Factors affecting the prices of oil and natural gas include:
•	governmental regulations, including the policies of governments regarding the exploration for and production and development of their oil and natural gas reserves;

•	global weather conditions and natural disasters;

•	worldwide political, military, and economic conditions;

•	the level of oil production by non-OPEC countries and the available excess production capacity within OPEC;

•	oil refining capacity and shifts in end-customer preferences toward fuel efficiency and the use of natural gas;

•	the cost of producing and delivering oil and natural gas;

•	potential acceleration of development of alternative fuels; and

•	the level of supply and demand for oil and natural gas, especially demand for natural gas in the United States.
     The worldwide recession could continue to affect demand for our well services and products, which could have a material adverse effect on our consolidated results of operations.
     The recent worldwide recession has reduced the levels of economic activity and the expansion of industrial business operations. This has negatively impacted worldwide demand for energy, resulting in lower oil and natural gas prices, a lowering of the level of exploration, development, and production activity, and a corresponding decline in the demand for our well services and products. This reduction in demand could continue through 2010 and beyond, which could have a material adverse effect on our consolidated results of operations.
     Our business is dependent on capital spending by our customers and reductions in capital spending could have a material adverse effect on our consolidated results of operations.
     Our business is directly affected by changes in capital expenditures by our customers, and restrictions in capital spending could have a material adverse effect on our consolidated results of operations. Some of the changes that may materially and adversely affect us include:
•	the consolidation of our customers, which could:

•	cause customers to reduce their capital spending, which would in turn reduce the demand for our services and products; and

•	result in customer personnel changes, which in turn affect the timing of contract negotiations;
•	adverse developments in the business and operations of our customers in the oil and natural gas industry, including write-downs of reserves and reductions in capital spending for exploration, development, and production; and

•	ability of our customers to timely pay the amounts due us.
     If our customers delay in paying or fail to pay a significant amount of our outstanding receivables, it could have a material adverse effect on our liquidity, consolidated results of operations, and consolidated financial condition.
     We depend on a limited number of significant customers. While none of these customers represented more than 10% of consolidated revenue in any period presented, the loss of one or more significant customers could have a material adverse effect on our business and our consolidated results of operations.
     In most cases, we bill our customers for our services in arrears and are, therefore, subject to our customers delaying or failing to pay our invoices. In weak economic environments, we may experience increased delays and failures due to, among other reasons, a reduction in our customer’s cash flow from operations and their access to the credit markets. If our customers delay in paying or fail to pay us a significant amount of our outstanding receivables, it could have a material adverse effect on our liquidity, consolidated results of operations, and consolidated financial condition.
     Our business in Venezuela subjects us to actions by the Venezuelan government and delays in receiving payments, which could have a material adverse effect on our liquidity, consolidated results of operations, and consolidated financial condition.
     We believe there are risks associated with our operations in Venezuela, including the possibility that the Venezuelan government could assume control over our operations and assets. We also continue to see a delay in receiving payment on our receivables from our primary customer in Venezuela. If our customer further delays in paying or fails to pay us a significant amount of our outstanding receivables, it could have a material adverse effect on our liquidity, consolidated results of operations, and consolidated financial condition.
     The future results of our Venezuelan operations will be affected by many factors, including our ability to take actions to mitigate the effect of devaluation of the Bolívar Fuerte, actions of the Venezuelan government, and general economic conditions such as continued inflation and future customer payments and spending.
     Doing business with national oil companies exposes us to greater risks of cost overruns, delays and project losses and unsettled political conditions that can heighten these risks.
     Much of the world’s oil and natural gas reserves are controlled by national or state-owned oil companies (NOCs). Several of the NOCs are among our top 20 customers. Increasingly, NOCs are turning to oilfield services companies like us to provide the services, technologies, and expertise needed to develop their reserves. Reserve estimation is a subjective process that involves estimating location and volumes based on a variety of assumptions and variables that cannot be directly measured. As such, the NOCs may provide us with inaccurate information in relation to their reserves that may result in cost overruns, delays, and project losses. In addition, NOCs often operate in countries with unsettled political conditions, war, civil unrest, or other types of community issues. These types of issues may also result in similar cost overruns, losses, and contract delays.

     Some of our customers require us to enter into long-term, fixed-price contracts that may require us to assume additional risks associated with cost over-runs, operating cost inflation, labor availability and productivity, supplier and contractor pricing and performance, and potential claims for liquidated damages.
     Our customers, primarily NOCs, often require integrated, long-term, fixed-price contracts that could require us to provide integrated project management services outside our normal discrete business to act as project managers as well as service providers. Providing services on an integrated basis may require us to assume additional risks associated with cost over-runs, operating cost inflation, labor availability and productivity, supplier and contractor pricing and performance, and potential claims for liquidated damages. For example, we generally rely on third-party subcontractors and equipment providers to assist us with the completion of our contracts. To the extent that we cannot engage subcontractors or acquire equipment or materials, our ability to complete a project in a timely fashion or at a profit may be impaired. If the amount we are required to pay for these goods and services exceeds the amount we have estimated in bidding for fixed-price work, we could experience losses in the performance of these contracts. These delays and additional costs may be substantial, and we may be required to compensate the NOCs for these delays. This may reduce the profit to be realized or result in a loss on a project. Currently, long-term, fixed price contracts with NOCs do not comprise a significant portion of our business. However, in the future, based on the anticipated growth of NOCs, we expect our business with NOCs to grow relative to our other business, with these types of contracts likely comprising a more significant portion of our business.
     Our acquisitions, dispositions and investments may not result in the realization of savings, the creation of efficiencies, the generation of cash or income, or the reduction of risk, which may have a material adverse effect on our liquidity, consolidated results of operations, and consolidated financial condition.
     We continually seek opportunities to maximize efficiency and value through various transactions, including purchases or sales of assets, businesses, investments, or joint ventures. These transactions are intended to result in the realization of savings, the creation of efficiencies, the generation of cash or income, or the reduction of risk. Acquisition transactions may be financed by additional borrowings or by the issuance of our common stock. These transactions may also affect our consolidated results of operations.
     These transactions also involve risks, and we cannot ensure that:
•	any acquisitions would result in an increase in income;

•	any acquisitions would be successfully integrated into our operations and internal controls;

•	the due diligence prior to an acquisition would uncover situations that could result in legal exposure, including under the FCPA, or that we will appropriately quantify the exposure from known risks;

•	any disposition would not result in decreased earnings, revenue, or cash flow;

•	use of cash for acquisitions would not adversely affect our cash available for capital expenditures and other uses;

•	any dispositions, investments, acquisitions, or integrations would not divert management resources; or

•	any dispositions, investments, acquisitions, or integrations would not have a material adverse effect on our results of operations or financial condition.
     Actions of and disputes with our joint venture partners could have a material adverse effect on the business and results of operations of our joint ventures and, in turn, our business and consolidated results of operations.

     We conduct some operations through joint ventures, where control may be shared with unaffiliated third parties. As with any joint venture arrangement, differences in views among the joint venture participants may result in delayed decisions or in failures to agree on major issues. We also cannot control the actions of our joint venture partners, including any nonperformance, default, or bankruptcy of our joint venture partners. These factors could have a material adverse effect on the business and results of operations of our joint ventures and, in turn, our business and consolidated results of operations.
     Failure on our part to comply with applicable environmental requirements could have a material adverse effect on our liquidity, consolidated results of operations, and consolidated financial condition.
     Our businesses are subject to a variety of environmental laws, rules, and regulations in the United States and other countries, including those covering hazardous materials and requiring emission performance standards for facilities. For example, our well service operations routinely involve the handling of significant amounts of waste materials, some of which are classified as hazardous substances. We also store, transport, and use radioactive and explosive materials in certain of our operations. Environmental requirements include, for example, those concerning:
•	the containment and disposal of hazardous substances, oilfield waste, and other waste materials;

•	the importation and use of radioactive materials;

•	the use of underground storage tanks; and

•	the use of underground injection wells.
     Environmental and other similar requirements generally are becoming increasingly strict. Sanctions for failure to comply with these requirements, many of which may be applied retroactively, may include:
•	administrative, civil, and criminal penalties;

•	revocation of permits to conduct business; and

•	corrective action orders, including orders to investigate and/or clean up contamination.
     Failure on our part to comply with applicable environmental requirements could have a material adverse effect on our liquidity, consolidated results of operations, and consolidated financial condition. We are also exposed to costs arising from environmental compliance, including compliance with changes in or expansion of environmental requirements, which could have a material adverse effect on our liquidity, consolidated results of operations, and consolidated financial condition.
     Liability for cleanup costs, natural resource damages, and other damages arising as a result of environmental laws could be substantial and could have a material adverse effect on our liquidity, consolidated results of operations, and consolidated financial condition.
     We are exposed to claims under environmental requirements and, from time to time, such claims have been made against us. In the United States, environmental requirements and regulations typically impose strict liability. Strict liability means that in some situations we could be exposed to liability for cleanup costs, natural resource damages, and other damages as a result of our conduct that was lawful at the time it occurred or the conduct of prior operators or other third parties. Liability for damages arising as a result of environmental laws could be substantial and could have a material adverse effect on our liquidity, consolidated results of operations, and consolidated financial condition.
     We are periodically notified of potential liabilities at state and federal superfund sites. These potential liabilities may arise from both historical Halliburton operations and the historical operations of companies that we have acquired. Our exposure at these sites may be materially impacted by unforeseen adverse developments both in the final remediation costs and with respect to the final allocation among the various parties involved at the sites. For any particular federal or state superfund site, since our estimated liability is typically within a range and our accrued liability may be the amount on the low end of that range, our actual liability could eventually be well in excess of the amount accrued. The relevant regulatory agency may bring suit against us for amounts in excess of what we have accrued and what we believe is our proportionate share of remediation costs at any superfund site. We also could be subject to third-party claims, including punitive damages, with respect to environmental matters for which we have been named as a potentially responsible party.
     Existing or future laws, regulations, treaties or international agreements related to greenhouse gases and climate change could have a negative impact on our business and may result in additional compliance obligations with respect to the release, capture, and use of carbon dioxide that could have a material adverse effect on our liquidity, consolidated results of operations, and consolidated financial condition.
     Changes in environmental requirements may negatively impact demand for our services. For example, oil and natural gas exploration and production may decline as a result of environmental requirements (including land use policies responsive to environmental concerns). State, national, and international governments and agencies have been evaluating climate-related legislation and other regulatory initiatives that would restrict emissions of greenhouse gases in areas in which we conduct business. Because our business depends on the level of activity in the oil and natural gas industry, existing or future laws, regulations, treaties or international agreements related to greenhouse gases and climate change, including incentives to conserve energy or use alternative energy sources, could have a negative impact on our business if such laws, regulations, treaties, or international agreements reduce the worldwide demand for oil and natural gas. Likewise, such restrictions may result in additional compliance obligations with respect to the release, capture, and use of carbon dioxide that could have a material adverse effect on our liquidity, consolidated results of operations, and consolidated financial condition.
     The adoption of any future federal or state laws or implementing regulations imposing reporting obligations on, or otherwise limiting, the hydraulic fracturing process could make it more difficult to complete natural gas and oil wells and could have a material adverse effect on our liquidity, consolidated results of operations, and consolidated financial condition.
     We are a leading provider of hydraulic fracturing services, a process that creates fractures extending from the well bore through the rock formation to enable natural gas or oil to move more easily through the rock pores to a production well. Bills pending in the United States House and Senate have asserted that chemicals used in the fracturing process could adversely affect drinking water supplies. The proposed legislation would require the reporting and public disclosure of chemicals used in the fracturing process. This legislation, if adopted, could establish an additional level of regulation at the federal level that could lead to operational delays and increased operating costs. The adoption of any future federal or state laws or implementing regulations imposing reporting obligations on, or otherwise limiting, the hydraulic fracturing process could make it more difficult to complete natural gas and oil wells and could have a material adverse effect on our liquidity, consolidated results of operations, and consolidated financial condition.
     Changes in, compliance with, or our failure to comply with laws in the countries in which we conduct business may negatively impact our ability to provide services in, make sales of equipment to, and transfer personnel or equipment among some of those countries and could have a material adverse affect on our consolidated results of operations.
     In the countries in which we conduct business, we are subject to multiple and, at times, inconsistent regulatory regimes, including those that govern our use of radioactive materials, explosives, and chemicals in the course of our operations. Various national and international regulatory regimes govern the shipment of these items. Many countries, but not all, impose special controls upon the export and import of radioactive materials, explosives, and chemicals. Our ability to do business is subject to maintaining required licenses and complying with these multiple regulatory requirements applicable to these special products. In addition, the various laws governing import and export of both products and technology apply to a wide range of services and products we offer. In turn, this can affect our employment practices of hiring people of different nationalities because these laws may prohibit or limit access to some products or technology by employees of various nationalities. Changes in, compliance with, or our failure to comply with these laws may negatively impact our ability to provide services in, make sales of equipment to, and transfer personnel or equipment among some of the countries in which we operate and could have a material adverse affect on our consolidated results of operations.
     Constraints in the supply of raw materials can have a material adverse effect on our consolidated results of operations.
     Raw materials essential to our business are normally readily available. Market conditions can trigger constraints in the supply chain of certain raw materials, such as sand, cement, and specialty metals, which can have a material adverse effect on our consolidated results of operations. The majority of our risk associated with supply chain constraints occurs in those situations where we have a relationship with a single supplier for a particular resource.
     Our failure to protect our proprietary information and any successful intellectual property challenges or infringement proceedings against us could materially and adversely affect our competitive position.
     We rely on a variety of intellectual property rights that we use in our services and products. We may not be able to successfully preserve these intellectual property rights in the future, and these rights could be invalidated, circumvented, or challenged. In addition, the laws of some foreign countries in which our services and products may be sold do not protect intellectual property rights to the same extent as the laws of the United States. Our failure to protect our proprietary information and any successful intellectual property challenges or infringement proceedings against us could materially and adversely affect our competitive position.
     If we are not able to design, develop, and produce commercially competitive products and to implement commercially competitive services in a timely manner in response to changes in technology, our business and consolidated results of operations could be materially and adversely affected, and the value of our intellectual property may be reduced.
     The market for our services and products is characterized by continual technological developments to provide better and more reliable performance and services. If we are not able to design, develop, and produce commercially competitive products and to implement commercially competitive services in a timely manner in response to changes in technology, our business and revenue could be materially and adversely affected, and the value of our intellectual property may be reduced. Likewise, if our proprietary technologies, equipment and facilities, or work processes become obsolete, we may no longer be competitive, and our business and consolidated results of operations could be materially and adversely affected.
     The loss or unavailability of any of our executive officers or other key employees could have a material adverse effect on our business.
     We depend greatly on the efforts of our executive officers and other key employees to manage our operations. The loss or unavailability of any of our executive officers or other key employees could have a material adverse effect on our business.
     Our ability to operate and our growth potential could be materially and adversely affected if we cannot employ and retain technical personnel at a competitive cost.

     Many of the services that we provide and the products that we sell are complex and highly engineered and often must perform or be performed in harsh conditions. We believe that our success depends upon our ability to employ and retain technical personnel with the ability to design, utilize, and enhance these services and products. In addition, our ability to expand our operations depends in part on our ability to increase our skilled labor force. A significant increase in the wages paid by competing employers could result in a reduction of our skilled labor force, increases in the wage rates that we must pay, or both. If either of these events were to occur, our cost structure could increase, our margins could decrease, and any growth potential could be impaired.
     Our business could be materially and adversely affected by severe or unseasonable weather, particularly in the Gulf of Mexico where we have operations.
     Our business could be materially and adversely affected by severe weather, particularly in the Gulf of Mexico where we have operations. Repercussions of severe weather conditions may include:
•	evacuation of personnel and curtailment of services;

•	weather-related damage to offshore drilling rigs resulting in suspension of operations;

•	weather-related damage to our facilities and project work sites;

•	inability to deliver materials to jobsites in accordance with contract schedules; and

•	loss of productivity.
Because demand for natural gas in the United States drives a significant amount of our business, warmer than normal winters in the United States are detrimental to the demand for our services to natural gas producers.

Item 3. Legal Proceedings.
     Foreign Corrupt Practices Act investigations
     Background. As a result of an ongoing FCPA investigation at the time of the KBR separation, we provided indemnification in favor of KBR under the master separation agreement for certain contingent liabilities, including our indemnification of KBR and any of its greater than 50%-owned subsidiaries as of November 20, 2006, the date of the master separation agreement, for fines or other monetary penalties or direct monetary damages, including disgorgement, as a result of a claim made or assessed by a governmental authority in the United States, the United Kingdom, France, Nigeria, Switzerland, and/or Algeria, or a settlement thereof, related to alleged or actual violations occurring prior to November 20, 2006 of the FCPA or particular, analogous applicable foreign statutes, laws, rules, and regulations in connection with investigations pending as of that date, including with respect to the construction and subsequent expansion by TSKJ of a multibillion dollar natural gas liquefaction complex and related facilities at Bonny Island in Rivers State, Nigeria.
     TSKJ is a private limited liability company registered in Madeira, Portugal whose members are Technip SA of France, Snamprogetti Netherlands B.V. (a subsidiary of Saipem SpA of Italy), JGC Corporation of Japan, and Kellogg Brown & Root LLC (a subsidiary of KBR), each of which had an approximate 25% beneficial interest in the venture. Part of KBR’s ownership in TSKJ was held through M.W. Kellogg Limited (MWKL), a United Kingdom joint venture and subcontractor on the Bonny Island project, in which KBR beneficially owns a 55% interest. TSKJ and other similarly owned entities entered into various contracts to build and expand the liquefied natural gas project for Nigeria LNG Limited, which is owned by the Nigerian National Petroleum Corporation, Shell Gas B.V., Cleag Limited (an affiliate of Total), and Agip International B.V. (an affiliate of ENI SpA of Italy).
     DOJ and SEC investigations resolved. In February 2009, the FCPA investigations by the DOJ and the SEC were resolved with respect to KBR and us. The DOJ and SEC investigations resulted from allegations of improper payments to government officials in Nigeria in connection with the construction and subsequent expansion by TSKJ of the Bonny Island project.
     The DOJ investigation was resolved with respect to us with a non-prosecution agreement in which the DOJ agreed not to bring FCPA or bid coordination-related charges against us with respect to the matters under investigation, and in which we agreed to continue to cooperate with the DOJ’s ongoing investigation and to refrain from and self-report certain FCPA violations. The DOJ agreement did not provide a monitor for us.
     As part of the resolution of the SEC investigation, we retained an independent consultant to conduct a 60-day review and evaluation of our internal controls and record-keeping policies as they relate to the FCPA, and we agreed to adopt any necessary anti-bribery and foreign agent internal controls and record-keeping procedures recommended by the independent consultant. The review and evaluation were completed during the second quarter of 2009, and we have implemented the consultant’s immediate recommendations and will implement the remaining long-term recommendations by mid-year 2010. As a result of the substantial enhancement of our anti-bribery and foreign agent internal controls and record-keeping procedures prior to the review of the independent consultant, we do not expect the implementation of the consultant’s recommendations to materially impact our long-term strategy to grow our international operations. In 2010, the independent consultant will perform a 30-day, follow-up review to confirm that we have implemented the recommendations and continued the application of our current policies and procedures and to recommend any additional improvements.
     KBR has agreed that our indemnification obligations with respect to the DOJ and SEC FCPA investigations have been fully satisfied.
     Other matters. In addition to the DOJ and the SEC investigations, we are aware of other investigations in France, Nigeria, the United Kingdom, and Switzerland regarding the Bonny Island project. In the United Kingdom, the Serious Fraud Office (SFO) is considering civil claims or criminal prosecution under various United Kingdom laws and appears to be focused on the actions of MWKL, among others.

Violations of these laws could result in fines, restitution and confiscation of revenues, among other penalties, some of which could be subject to our indemnification obligations under the master separation agreement. Our indemnity for penalties under the master separation agreement with respect to MWKL is limited to 55% of such penalties, which is KBR’s beneficial ownership interest in MWKL. MWKL is cooperating with the SFO’s investigation. Whether the SFO pursues civil or criminal claims, and the amount of any fines, restitution, confiscation of revenues or other penalties that could be assessed would depend on, among other factors, the SFO’s findings regarding the amount, timing, nature and scope of any improper payments or other activities, whether any such payments or other activities were authorized by or made with knowledge of MWKL, the amount of revenue involved, and the level of cooperation provided to the SFO during the investigations. MWKL has informed the SFO that it intends to self-report corporate liability for corruption-related offenses arising out of the Bonny Island project. Based on discussions with the SFO, MWKL expects to receive confirmation that it will be admitted into the plea negotiation process under the Guidelines on Plea Discussions in Cases of Complex or Serious Fraud, which have been issued by the Attorney General for England and Wales.
     The DOJ and SEC settlements and the other ongoing investigations could result in third-party claims against us, which may include claims for special, indirect, derivative or consequential damages, damage to our business or reputation, loss of, or adverse effect on, cash flow, assets, goodwill, results of operations, business prospects, profits or business value or claims by directors, officers, employees, affiliates, advisors, attorneys, agents, debt holders, or other interest holders or constituents of us or our current or former subsidiaries.
     Our indemnity of KBR and its majority-owned subsidiaries continues with respect to other investigations within the scope of our indemnity. Our indemnification obligation to KBR does not include losses resulting from third-party claims against KBR, including claims for special, indirect, derivative or consequential damages, nor does our indemnification apply to damage to KBR’s business or reputation, loss of, or adverse effect on, cash flow, assets, goodwill, results of operations, business prospects, profits or business value or claims by directors, officers, employees, affiliates, advisors, attorneys, agents, debt holders, or other interest holders or constituents of KBR or KBR’s current or former subsidiaries.
     At this time, other than the claims being considered by the SFO, no claims by governmental authorities in foreign jurisdictions have been asserted against the indemnified parties.
     Barracuda-Caratinga arbitration
     We also provided indemnification in favor of KBR under the master separation agreement for all out-of-pocket cash costs and expenses (except for legal fees and other expenses of the arbitration so long as KBR controls and directs it), or cash settlements or cash arbitration awards, KBR may incur after November 20, 2006 as a result of the replacement of certain subsea flowline bolts installed in connection with the Barracuda-Caratinga project. Under the master separation agreement, KBR currently controls the defense, counterclaim, and settlement of the subsea flowline bolts matter. As a condition of our indemnity, for any settlement to be binding upon us, KBR must secure our prior written consent to such settlement’s terms. We have the right to terminate the indemnity in the event KBR enters into any settlement without our prior written consent.
     At Petrobras’ direction, KBR replaced certain bolts located on the subsea flowlines that failed through mid-November 2005, and KBR has informed us that additional bolts have failed thereafter, which were replaced by Petrobras. These failed bolts were identified by Petrobras when it conducted inspections of the bolts. We understand KBR believes several possible solutions may exist, including replacement of the bolts. Initial estimates by KBR indicated that costs of these various solutions ranged up to $148 million. In March 2006, Petrobras commenced arbitration against KBR claiming $220 million plus interest for the cost of monitoring and replacing the defective bolts and all related costs and expenses of the arbitration, including the cost of attorneys’ fees. We understand KBR is vigorously defending this matter and has submitted a counterclaim in the arbitration seeking the recovery of $22 million. The arbitration panel held an evidentiary hearing in March 2008 to determine which party is responsible for the designation of the material used for the bolts. On May 13, 2009, the arbitration panel held that KBR and not Petrobras selected the material to be used for the bolts. Accordingly, the arbitration panel held that there is no implied warranty by Petrobras to KBR as to the suitability of the bolt material and that the parties’ rights are to be governed by the express terms of their contract. The arbitration panel set the final hearing on liability and damages to begin in May 2010 and continue through August 2010.
     Securities and related litigation
     In June 2002, a class action lawsuit was filed against us in federal court alleging violations of the federal securities laws after the SEC initiated an investigation in connection with our change in accounting for revenue on long-term construction projects and related disclosures. In the weeks that followed, approximately twenty similar class actions were filed against us. Several of those lawsuits also named as defendants several of our present or former officers and directors. The class action cases were later consolidated, and the amended consolidated class action complaint, styled Richard Moore, et al. v. Halliburton Company, et al., was filed and served upon us in April 2003. As a result of a substitution of lead plaintiffs, the case is now styled Archdiocese of Milwaukee Supporting Fund (AMSF) v. Halliburton Company, et al. We settled with the SEC in the second quarter of 2004.
     In June 2003, the lead plaintiffs filed a motion for leave to file a second amended consolidated complaint, which was granted by the court. In addition to restating the original accounting and disclosure claims, the second amended consolidated complaint included claims arising out of the 1998 acquisition of Dresser Industries, Inc. by Halliburton, including that we failed to timely disclose the resulting asbestos liability exposure.
     In April 2005, the court appointed new co-lead counsel and named AMSF the new lead plaintiff, directing that it file a third consolidated amended complaint and that we file our motion to dismiss. The court held oral arguments on that motion in August 2005, at which time the court took the motion under advisement. In March 2006, the court entered an order in which it granted the motion to dismiss with respect to claims arising prior to June 1999 and granted the motion with respect to certain other claims while permitting AMSF to re-plead some of those claims to correct deficiencies in its earlier complaint. In April 2006, AMSF filed its fourth amended consolidated complaint. We filed a motion to dismiss those portions of the complaint that had been re-pled. A hearing was held on that motion in July 2006, and in March 2007 the court ordered dismissal of the claims against all individual defendants other than our Chief Executive Officer (CEO). The court ordered that the case proceed against our CEO and Halliburton.
     In September 2007, AMSF filed a motion for class certification, and our response was filed in November 2007. The court held a hearing in March 2008, and issued an order November 3, 2008 denying AMSF’s motion for class certification. AMSF then filed a motion with the Fifth Circuit Court of Appeals requesting permission to appeal the district court’s order denying class certification. The Fifth Circuit granted AMSF’s motion. Both parties filed briefs, and the Fifth Circuit heard oral argument in December of 2009. The Fifth Circuit affirmed the district court’s order denying class certification. AMSF will have the opportunity to request additional review by the Fifth Circuit and the United States Supreme Court.
     Shareholder derivative cases
     In May 2009, two shareholder derivative lawsuits involving us and KBR were filed in Harris County, Texas naming as defendants various current and retired Halliburton directors and officers and current KBR directors. These cases allege that the individual Halliburton defendants violated their fiduciary duties of good faith and loyalty to the detriment of Halliburton and its shareholders by failing to properly exercise oversight responsibilities and establish adequate internal controls. The District Court consolidated the two cases and the plaintiffs filed a consolidated petition against current and former Halliburton directors and officers only containing various allegations of wrongdoing including violations of the FCPA, claimed KBR offenses while acting as a government contractor in Iraq, claimed KBR offenses and fraud under United States government contracts, Halliburton activity in Iran, and illegal kickbacks.
     Environmental
     We are subject to numerous environmental, legal, and regulatory requirements related to our operations worldwide. In the United States, these laws and regulations include, among others:
•	the Comprehensive Environmental Response, Compensation, and Liability Act;

•	the Resource Conservation and Recovery Act;

•	the Clean Air Act;

•	the Federal Water Pollution Control Act; and

•	the Toxic Substances Control Act.
     In addition to the federal laws and regulations, states and other countries where we do business often have numerous environmental, legal, and regulatory requirements by which we must abide. We evaluate and address the environmental impact of our operations by assessing and remediating contaminated properties in order to avoid future liabilities and comply with environmental, legal, and regulatory requirements. On occasion, we are involved in specific environmental litigation and claims, including the remediation of properties we own or have operated, as well as efforts to meet or correct compliance-related matters. Our Health, Safety and Environment group has several programs in place to maintain environmental leadership and to prevent the occurrence of environmental contamination.
     We do not expect costs related to these remediation requirements to have a material adverse effect on our consolidated financial position or our results of operations.
     We have subsidiaries that have been named as potentially responsible parties along with other third parties for 10 federal and state superfund sites for which we have established a liability. As of December 31, 2009, those 10 sites accounted for approximately $14 million of our total $53 million liability. For any particular federal or state superfund site, since our estimated liability is typically within a range and our accrued liability may be the amount on the low end of that range, our actual liability could eventually be well in excess of the amount accrued. Despite attempts to resolve these superfund matters, the relevant regulatory agency may at any time bring suit against us for amounts in excess of the amount accrued. With respect to some superfund sites, we have been named a potentially responsible party by a regulatory agency; however, in each of those cases, we do not believe we have any material liability. We also could be subject to third-party claims with respect to environmental matters for which we have been named as a potentially responsible party.

Item 11. Executive Compensation.
     This information is incorporated by reference to the Halliburton Company Proxy Statement filed on April 5, 2010 (File No. 1-3492) under the captions “Compensation Discussion and Analysis,” “Compensation Committee Report,” “Summary Compensation Table,” “Grants of Plan-Based Awards in Fiscal 2009,” “Outstanding Equity Awards at Fiscal Year End 2009,” “2009 Option Exercises and Stock Vested,” “2009 Nonqualified Deferred Compensation,” “Pension Benefits Table,” “Employment Contracts and Change-in-Control Arrangements,” “Post-Termination Payments,” “Equity Compensation Plan Information,” and “Directors’ Compensation.”
     In addition to the foregoing, the following information restates in its entirety the information within the heading “Long-term Incentives” under the caption “Compensation Discussion and Analysis,” in Halliburton Company Proxy Statement filed on April 5, 2010:
Long-term Incentives
     The Committee established the Stock and Incentive Plan to achieve the following objectives:
•	Reward consistent achievement of value creation and operating performance goals;

•	Align management with stockholder interests; and

•	Encourage long-term perspectives and commitment.
     Our Stock and Incentive Plan provides for a variety of cash and stock-based awards, including nonqualified and incentive stock options, restricted stock and units, performance shares and units, stock appreciation rights, and stock value equivalents, also known as phantom stock. Under the Stock and Incentive Plan, the Committee may, at its discretion, select from among these types of awards to establish individual long-term incentive awards.
     Long-term incentives represent the largest component of total executive compensation opportunity. We believe this is appropriate given our principle that executive pay should be closely tied to stockholder interests and is at-risk based on performance.
     For 2009, we used a combination of long-term incentive vehicles, including time-based restricted stock, performance units, and nonqualified stock options. For NEOs, other than Mr. Lesar, operations-based incentives in the form of performance units targeted 40% of the long-term incentive value, another 40% was delivered through restricted stock and the remaining 20% was delivered in stock options.
     Messrs. McCollum, Brown, Cornelison, Gaut and Probert all approximated this combination of long-term incentive vehicles.
     Mr. Lesar’s combination of long-term incentive vehicles was different from the other NEOs because of the Stock and Incentive Plan $5,000,000 limit on performance units. Therefore, his long-term incentives were targeted 27% in the form of performance units, with the balance of long-term incentives allocated 49% to restricted stock and 24% to stock options.

     Granting a mix of incentives allows us to provide a diversified yet balanced long-term incentive program that effectively addresses volatility in our industry and in the stock market, in addition to maintaining an incentive to meet performance goals. Stock options and restricted stock are directly tied to our stock price performance and, therefore, directly to stockholder value. Additionally, restricted stock provides a significant retention incentive while performance units shift the focus to improving long-term returns on capital employed, as measured in relation to the comparator peer group for the Performance Unit Program.
     In determining the size of long-term incentive awards, the Committee first considers market data references to the long-term incentive value for comparable positions and then may adjust the awards upwards or downwards based on the Committee’s review of internal equity. This can result in positions of similar magnitude and pay receiving awards of varying size. The 2009 long-term incentive awards for each NEO were based primarily on market data.
Restricted Stock and Stock Options
     Our restricted stock and stock option awards are granted under the Stock and Incentive Plan and the individual awards for each NEO made in 2009 are listed in the Grants of Plan-Based Awards in Fiscal 2009 table. All annual awards to NEOs were made in December 2009 and were approved by the Committee.
     Restricted stock grants are generally subject to a graded vesting schedule of 20% over 5 years. However, different vesting schedules may be utilized at the discretion of the Committee. Restricted shares receive dividend payments.
     Stock option awards vest over a three-year graded vesting period with 33?% of the grant vesting each year. All options are priced at the closing stock price on the date the grant is approved by the Committee.
     The stock and option award columns in the Summary Compensation Table reflect the aggregate grant date fair value of the restricted stock and option awards for each NEO.
Performance Units
     The Performance Unit Program was designed to provide NEOs and other selected executives with incentive opportunities based on the level of achievement of pre-established performance objectives during three-year performance periods. The purpose of the program is to reinforce Halliburton’s objectives for sustained long-term performance and value creation. It is also intended to reinforce strategic planning processes, balance short- and long-term decision making and help provide competitive total compensation opportunities.
     The program measures our consolidated Return on Capital Employed, or ROCE, compared to both absolute goals and relative goals, as measured by the results achieved by our comparator peer group companies.
     ROCE indicates the efficiency and profitability of our capital investments and is determined based on the ratio of earnings divided by average capital employed. The calculation is as follows:

ROCE =	Net income + after-tax interest expense
(Return on Capital	Shareholders’ equity (average of beginning and end of period)
Employed)	+ Debt (average of beginning and end of period)
     The comparator peer group used for the Performance Unit Program is comprised of oilfield equipment and service companies and domestic and international exploration and production companies. We use this comparator peer group for the Performance Unit Program because these companies represent the timing, cyclicality, and volatility of the oil and natural gas industry and provide an appropriate basis for measuring our relative performance against the industry.

     The comparator peer group for the 2009 cycle Performance Unit Program includes:

• Anadarko Petroleum Corporation	• Marathon Oil Corporation
• Apache Corporation	• Nabors Industries Ltd.
• Baker Hughes Incorporated	• National Oilwell Varco, Inc.
• BJ Services Company	• Schlumberger Ltd.
• Cameron International Corporation	• Smith International, Inc.
• Chesapeake Energy Corporation	• Transocean Ltd.
• Devon Energy Corporation	• Weatherford International, Ltd.
• Hess Corporation
     The program allows for rewards to be paid in cash, stock or a combination of cash and stock. The first cycle began in 2001. Since that time the program has achieved slightly below target for the 2001 cycle, at target for the 2002 cycle, between target and maximum for the 2003 cycle, and exceeded maximum for the 2004, 2005, 2006 and 2007 cycles.
     2007 cycle Performance Unit Program Payout for NEOs
     The 2007 cycle of the Performance Unit Program ended on December 31, 2009. A three-year average ROCE on an absolute basis greater than 20% and performance relative to the comparator peer group above the 75th percentile was required to achieve the Maximum payout level. Halliburton’s three-year average ROCE for the 2007 cycle in absolute terms was 21.53%. The three-year average ROCE for the comparator group was 15.74% at the 75th percentile. Both absolute and relative performance measures are established at the beginning of each cycle and approved by the Committee. Because the results for this cycle were in excess of the Maximum level on both absolute measures and measures relative to our comparator peer group, the NEOs received payments in the amounts presented in the column, Non-Equity Incentive Plan Compensation in the Summary Compensation Table. These amounts are also discussed in the narrative following the Summary Compensation Table for all NEOs.
     Halliburton’s 2009 ROCE calculation was adjusted to exclude the impact of the issuance of senior notes totaling $2 billion during the first quarter of 2009. Halliburton borrowed this amount in order to provide additional liquidity in light of the worldwide financial and credit crisis. Because this borrowing was not contemplated when the performance targets were set at the beginning of the cycle, the Committee determined that the adjustment was appropriate in approving rewards for the 2007 cycle. These amounts were paid in cash during 2010. If the impact of the issuance of senior notes totaling $2 billion during the first quarter of 2009 had not been excluded from the calculation, Halliburton’s ROCE would have been 21.2%, which would still have both exceeded the three-year average ROCE on an absolute basis threshold of 20% and the three-year average ROCE 75th percentile threshold of 15.74% for the comparator group which were necessary to achieve the Maximum payout level.
     2009 cycle Performance Unit Program Opportunities for NEOs
     Individual incentive opportunities are established based on market references and in accordance with our practice of granting a mix of long-term incentive vehicles. The Threshold, Target, and Maximum columns under the heading Estimated Future Payouts Under Non-Equity Incentive Plan Awards in the Grants of Plan-Based Awards in Fiscal 2009 table indicate the potential payout for each NEO under the Performance Unit Program for the 2009 cycle. The potential payouts are performance driven and completely at risk.
     Mr. Lesar has a Target payout potential of $2,500,000 and a Maximum payout potential of $5,000,000 if the maximum goals of the 2009 cycle Performance Unit Program are met or exceeded.
     Messrs. McCollum, Brown and Gaut were provided a Target opportunity level of 125% and Maximum opportunity level of 250%, utilizing their January 1, 2009 annual base pay. Mr. Cornelison was provided a

Target opportunity level of 115% and Maximum opportunity level of 230%, utilizing his January 1, 2009 annual base pay. Mr. Probert was provided a Target opportunity level of 75% and Maximum opportunity level of 150%, utilizing his January 1, 2009 annual base pay.
     Opportunity levels were determined based upon market data of our comparator peer group and the NEO’s role within the organization. Actual payout amounts, if any, will not be known until after December 31, 2011.

PART IV
Item 15. Exhibits.
2.	Exhibits:

Exhibit
Number	Exhibits

31.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

31.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

SIGNATURES
As required by Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has authorized this report to be signed on its behalf by the undersigned authorized individual, on this ___th day of June, 2010.

HALLIBURTON COMPANY
By:
Mark A. McCollum
Executive Vice President and Chief Financial Officer

Exhibit 31.1
Section 302 Certification
I, David J. Lesar, certify that:
1. I have reviewed this annual report on Form 10-K/A Amendment No. 1 for the year 2009 of Halliburton Company;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
(a) Designed such disclosure controls and procedures, or caused such disclosure controls and to be designed under our supervision, to ensure that material information relating to the registrant procedures, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
(c) Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
(d) Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and
5. The registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):
(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and
(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.
Date: June      , 2010

David J. Lesar
Chief Executive Officer Halliburton Company

Exhibit 31.2
Section 302 Certification
I, Mark A. McCollum, certify that:
1. I have reviewed this annual report on Form 10-K/A Amendment No. 1 for the year 2009 of Halliburton Company;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
(a) Designed such disclosure controls and procedures, or caused such disclosure controls and to be designed under our supervision, to ensure that material information relating to the registrant procedures, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
(c) Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
(d) Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and
5. The registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):
(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and
(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.
Date: June      , 2010

Mark A. McCollum
Chief Financial Officer Halliburton Company

Annex C
Item 1(a). Risk Factors.
     The statements in this section describe the ~~major~~known material risks to our business and should be considered carefully.
     An adverse determination or result against us or any party indemnified by us in any investigation or third-party claim related to FCPA matters could have a material adverse effect on our liquidity, consolidated results of operations, and consolidated financial condition.
     As a result of an ongoing investigation under the United States Foreign Corrupt Practices Act ~~InvestigationsBackground. As a result of an ongoing FCPA investigation~~(FCPA) at the time of the KBR, Inc. (KBR) separation, we provided indemnification in favor of KBR ~~under the master separation agreement for certain contingent liabilities, including our indemnification of KBR~~ and any of its greater than 50%-owned subsidiaries ~~as of November 20, 2006, the date of the master separation agreement, for fines or other monetary penalties or direct monetary damages, including disgorgement, as a result of a claim made or assessed by a governmental authority in the United States, the United Kingdom, France, Nigeria, Switzerland, and/or Algeria, or a settlement thereof, related to alleged or actual violations occurring prior to November 20, 2006 of the FCPA or particular,~~(which included M.W. Kellogg Limited (MWKL)) against certain liabilities related to investigations under the FCPA or analogous applicable foreign ~~statutes, laws, rules, and regulations in connection with investigations pending as of that date, including with respect to the construction and subsequent expansion by TSKJ of a multibillion dollar natural gas liquefaction complex and related facilities at Bonny Island in Rivers State, Nigeria~~laws.
     ~~TSKJ is a private limited liability company registered in Madeira, Portugal whose members are Technip SA of France, Snamprogetti Netherlands B.V. (a subsidiary of Saipem SpA of Italy), JGC Corporation of Japan, and Kellogg Brown & Root LLC (a subsidiary of KBR), each of which had an approximate 25% beneficial interest in the venture. Part of KBR’s ownership in TSKJ was held through M.W. Kellogg Limited (MWKL), a United Kingdom joint venture and subcontractor on the Bonny Island project, in which KBR beneficially owns a 55% interest. TSKJ and other similarly owned entities entered into various contracts to build and expand the liquefied natural gas project for Nigeria LNG Limited, which is owned by the Nigerian National Petroleum Corporation, Shell Gas B.V., Cleag Limited (an affiliate of Total), and Agip International B.V. (an affiliate of ENI SpA of Italy).~~
     ~~DOJ and SEC investigations resolved.~~ In February 2009, the FCPA investigations by the DOJ and the SEC were resolved with respect to KBR and us. ~~The DOJ and SEC investigations resulted from allegations of improper payments to government officials in Nigeria in connection with the construction and subsequent expansion by TSKJ of the Bonny Island project.~~
     ~~The DOJ investigation was resolved with respect to us with a non-prosecution agreement in which the DOJ agreed not to bring FCPA or bid coordination-related charges against us with respect to the matters under investigation, and in which we agreed to continue to cooperate with the DOJ’s ongoing investigation and to refrain from and self-report certain FCPA violations. The DOJ agreement did not provide a monitor for us.~~
     ~~As part of the resolution of the SEC investigation, we retained an independent consultant to conduct a 60-day review and evaluation of our internal controls and record-keeping policies as they relate to the FCPA, and we agreed to adopt any necessary anti-bribery and foreign agent internal controls and record-keeping procedures recommended by the independent consultant. The review and evaluation were completed during the second quarter of 2009, and we have implemented the consultant’s immediate recommendations and will implement the remaining long-term recommendations by mid-year 2010. As a result of the substantial enhancement of our anti-bribery and foreign agent internal controls and record-keeping procedures prior to the review of the independent consultant, we do not expect the implementation of the consultant’s recommendations to materially impact our long-term strategy to grow our international operations. In 2010, the independent consultant will perform a 30-day, follow-up review to confirm that~~

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~~we have implemented the recommendations and continued the application of our current policies and procedures and to recommend any additional improvements.~~
     ~~KBR has agreed that our indemnification obligations with respect to the DOJ and SEC FCPA investigations have been fully satisfied.Other matters. In addition to the DOJ and the SEC investigations, we~~We are aware of other investigations in France, Nigeria, the United Kingdom, and Switzerland regarding the Bonny Island project. In the United Kingdom, the Serious Fraud Office (SFO) is considering civil claims or criminal prosecution under various United Kingdom laws and appears to be focused on the actions of MWKL, among others. Violations of these laws could result in fines, restitution and confiscation of revenues, among other penalties, some of which could be subject to our indemnification obligations under the master separation agreement. ~~Our indemnity for penalties under the master separation agreement with respect to MWKL is limited to 55% of such penalties, which is KBR’s beneficial ownership interest in MWKL. MWKL is cooperating with the SFO’s investigation. Whether the SFO pursues civil or criminal claims, and the amount of any fines, restitution, confiscation of revenues or other penalties that could be assessed would depend on, among other factors, the SFO’s findings regarding the amount, timing, nature and scope of any improper payments or other activities, whether any such payments or other activities were authorized by or made with knowledge of MWKL, the amount of revenue involved, and the level of cooperation provided to the SFO during the investigations. MWKL has informed the SFO that it intends to self-report corporate liability for corruption-related offenses arising out of the Bonny Island project. Based on discussions with the SFO, MWKL expects to receive confirmation that it will be admitted into the plea negotiation process under the Guidelines on Plea Discussions in Cases of Complex or Serious Fraud, which have been issued by the Attorney General for England and Wales.~~
     The DOJ and SEC settlements and the other ongoing investigations could result in third-party claims against us, which may include claims for special, indirect, derivative or consequential damages, damage to our business or reputation, loss of, or a material adverse effect on, cash flow, assets, goodwill, results of operations, business prospects, profits or business value or claims by directors, officers, employees, affiliates, advisors, attorneys, agents, debt holders, or other interest holders or constituents of us or our current or former subsidiaries.
     ~~Our indemnity of KBR and its majority-owned subsidiaries continues with respect to other investigations within the scope of our indemnity. Our indemnification obligation to KBR does not include losses resulting from third-party claims against KBR, including claims for special, indirect, derivative or consequential damages, nor does our indemnification apply to damage to KBR’s business or reputation, loss of, or adverse effect on, cash flow, assets, goodwill, results of operations, business prospects, profits or business value or claims by directors, officers, employees, affiliates, advisors, attorneys, agents, debt holders, or other interest holders or constituents of KBR or KBR’s current or former subsidiaries.~~
     ~~At this time, other than the claims being considered by the SFO, no claims by governmental authorities in foreign jurisdictions have been asserted against the indemnified parties. Therefore, we are unable to estimate the maximum potential amount of future payments that could be required to be made under our indemnity to KBR and its majority-owned subsidiaries related to these matters.~~ An adverse determination or result against us or any party indemnified by us in any investigation or third-party claim related to these FCPA matters could have a material adverse effect on our liquidity, consolidated results of operations, and consolidated financial condition. ~~See Note 7 to our consolidated financial statements for additional information.~~
     We could be subject to claims under our indemnification in favor of KBR for liability with respect to undersea bolts installed in connection with KBR’s Barracuda-Caratinga project that could have a material adverse effect on our liquidity, consolidated results of operations, and consolidated financial condition.
~~Barracuda-Caratinga Arbitration~~

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     We also provided indemnification in favor of KBR ~~under the master separation agreement for all~~for out-of-pocket cash costs and expenses ~~(except for legal fees and other expenses of the arbitration so long as KBR controls and directs it)~~, or cash settlements or cash arbitration awards, KBR may incur ~~after November 20, 2006~~ as a result of the replacement of certain subsea flowline bolts installed in connection with ~~the~~KBR’s Barracuda-Caratinga project. ~~Under the master separation agreement, KBR currently controls the defense, counterclaim, and settlement of the subsea flowline bolts matter. As a condition of our indemnity, for any settlement to be binding upon us, KBR must secure our prior written consent to such settlement’s terms. We have the right to terminate the indemnity in the event KBR enters into any settlement without our prior written consent.~~
     At ~~Petrobras’~~the direction of Petrobras, the Brazilian national oil company, KBR replaced certain bolts located on the subsea flowlines that failed through mid-November 2005, and KBR has informed us that additional bolts have failed thereafter, which were replaced by Petrobras. ~~These failed bolts were identified by Petrobras when it conducted inspections of the bolts. We understand KBR believes several possible solutions may exist, including replacement of the bolts. Initial estimates by KBR indicated that costs of these various solutions ranged up to $148 million.~~ In March 2006, Petrobras commenced arbitration against KBR claiming $220 million plus interest for the cost of monitoring and replacing the defective bolts and all related costs and expenses of the arbitration, including the cost of attorneys’ fees. ~~We understand KBR is vigorously defending this matter and has submitted a counterclaim in the arbitration seeking the recovery of $22 million. The arbitration panel held an evidentiary hearing in March 2008 to determine which party is responsible for the designation of the material used for the bolts. On May 13, 2009, the arbitration panel held that KBR and not Petrobras selected the material to be used for the bolts. Accordingly, the arbitration panel held that there is no implied warranty by Petrobras to KBR as to the suitability of the bolt material and that the parties’ rights are to be governed by the express terms of their contract.~~ The arbitration panel set the final hearing on liability and damages ~~for early May 2010. Our estimation of the indemnity obligation regarding the Barracuda-Caratinga arbitration is recorded as a liability in our consolidated financial statements as of December 31, 2009 and December 31, 2008.~~to begin in May 2010 and continue through August 2010. An adverse determination or result against KBR in the arbitration could have a material adverse effect on our liquidity, consolidated results of operations, and consolidated financial condition. ~~See Note 7 to our consolidated financial statements for additional information regarding the KBR indemnification.~~
     A downward trend in estimates of production volumes or prices or an upward trend in production costs could have a material adverse effect on our consolidated results of operations and result in impairment of or higher depletion rate on our oil and natural gas properties.
~~Impairment of Oil and Natural Gas Properties~~
     We have interests in oil and natural gas properties in Bangladesh and North America totaling approximately $175 million, net of accumulated depletion, which we account for under the successful efforts method. These oil and natural gas properties are assessed for impairment whenever changes in facts and circumstances indicate that the properties’ carrying amounts may not be recoverable. The expected future cash flows used for impairment reviews and related fair-value calculations are based on judgmental assessments of future production volumes, prices, and costs, considering all available information at the date of review.
     A downward trend in estimates of production volumes or prices or an upward trend in production costs could have ~~an~~a material adverse effect on our consolidated results of operations and ~~might~~ result in an impairment of or higher depletion rate on our oil and natural gas properties.
~~Geopolitical and International Environment~~
     ~~International and political events~~

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     ~~A significant portion of our revenue is derived from our non-United States operations, which exposes us to risks inherent in doing business in each of the countries in which we transact business. The occurrence of any of the risks described below~~Our operations outside the United States are subject to political and economic instability and risk of foreign government actions that could have a material adverse effect on our consolidated results of operations and consolidated financial condition.
     Our operations in countries other than the United States accounted for approximately 64% of our consolidated revenue during 2009, 57% of our consolidated revenue in 2008, and 56% of our consolidated revenue in ~~2007.~~2007, which exposes us to risks inherent in doing business in each of the countries in which we operate. Operations in countries other than the United States are subject to various risks unique to each country that could have a material adverse effect on our consolidated results of operations and consolidated financial condition. With respect to any particular country, these risks may include:

 ~~-~~	~~expropriation and nationalization of our assets in that country;~~

-	political and economic instability~~;~~, including:

·	civil unrest, acts of terrorism, force majeure, war, or other armed conflict;

·	 ~~natural disasters, including those related to earthquakes and flooding;~~

·	inflation; and

·	currency fluctuations, devaluations, and conversion restrictions;

-	governmental actions that may

·	result in expropriation and nationalization of our assets in that country;

·	result in confiscatory taxation or other adverse tax policies;

·	 ~~governmental activities that~~ limit or disrupt markets, restrict payments, or limit the movement of funds;

·	 ~~governmental activities that may~~ result in the deprivation of contract rights; and

·	 ~~governmental activities that may~~ result in the inability to obtain or retain licenses required for operation.
     ~~Due~~For example, due to the unsettled political conditions in many oil-producing countries, our revenue and profits are subject to the adverse consequences of war, the effects of terrorism, civil unrest, strikes, currency controls, and governmental actions. Countries where we operate that have significant political risk include: Algeria, Indonesia, Iraq, Nigeria, Russia, Kazakhstan, Venezuela, and Yemen. Our facilities and our employees are under threat of attack in some countries where we operate. In addition, military action or continued unrest in the Middle East could impact the supply and pricing for oil and natural gas, disrupt our operations in the region and elsewhere, and increase our costs for security worldwide.
     Our operations outside the United States require us to comply with a number of United States and international regulations, violations of which could have a material adverse effect on our consolidated results of operations and consolidated financial condition.
     Our operations outside the United States require us to comply with a number of United States and international regulations. For example, our operations in countries outside the United States are subject to the FCPA, which prohibits United States companies or their agents and employees from providing anything of value to a foreign official for the purposes of influencing any act or decision of these individuals in their official capacity to help obtain or retain business, direct business to any person or corporate entity, or obtain any unfair advantage. Our activities in countries outside the United States create the risk of unauthorized payments or offers of payments by one of our employees or agents that could be in violation of the FCPA, even though these parties are not always subject to our control. We have internal control policies and procedures and have implemented training and compliance programs for our employees and agents with respect to the FCPA. However, we cannot assure that our policies, procedures and programs

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always will protect us from reckless or criminal acts committed by our employees or agents. In the event that we believe or have reason to believe that our employees or agents have or may have violated applicable anti-corruption laws, including the FCPA, we may be required to investigate or have outside counsel investigate the relevant facts and circumstances. Violations of the FCPA may result in severe criminal or civil sanctions, and we may be subject to other liabilities, which could negatively affect our business, ~~operating~~consolidated results of operations and consolidated financial condition. In addition, investigations by governmental authorities as well as legal, social, economic, and political issues in these countries could ~~materially and adversely affect~~have a material adverse effect on our business and consolidated results of operations.
     ~~Our facilities and our employees are under threat of attack in some countries where we operate. In addition, the risks related to loss of life of our personnel and our subcontractors in these areas continue.~~ We are also subject to the risks that our employees, joint venture partners, and agents outside of the United States may fail to comply with applicable laws.
     ~~Military action, other armed conflicts, or terrorist attacks~~
     ~~Military action in Iraq and the Middle East, military tension involving North Korea and Iran, as well as the terrorist attacks of September 11, 2001 and subsequent terrorist attacks, threats of attacks, and unrest, have caused instability or uncertainty in the world’s financial and commercial markets and have significantly increased political and economic instability in some of the geographic areas in which we operate.~~ Acts of terrorism and threats of armed conflicts in or around various areas in which we operate, such as the Middle East, Nigeria, and Indonesia, could limit or disrupt markets and our operations, including disruptions resulting from the evacuation of personnel, cancellation of contracts, or the loss of personnel or assets.
     Acts of terrorism and threats of armed conflicts in or around various areas in which we operate, such as the Middle East, Nigeria, and Indonesia, could limit or disrupt markets and our operations, including disruptions resulting from the evacuation of personnel, cancellation of contracts, or the loss of personnel or assets. Such events may cause further disruption to financial and commercial markets and may generate greater political and economic instability in some of the geographic areas in which we operate. In addition, any possible reprisals as a consequence of the wars and ongoing military action in the Middle East, such as acts of terrorism in the United States or elsewhere, could ~~materially and adversely affect us in ways we cannot predict at this time.~~have a material adverse effect on our business and consolidated results of operations.
     Changes in or interpretation of tax law and currency/repatriation control could impact the determination of our income tax liabilities for a tax year.
     ~~Income taxes~~
     We have operations in approximately 70 countries other than the United States. Consequently, we are subject to the jurisdiction of a significant number of taxing authorities. The income earned in these various jurisdictions is taxed on differing bases, including net income actually earned, net income deemed earned, and revenue-based tax withholding. The final determination of our income tax liabilities involves the interpretation of local tax laws, tax treaties, and related authorities in each jurisdiction, as well as the significant use of estimates and assumptions regarding the scope of future operations and results achieved and the timing and nature of income earned and expenditures incurred. Changes in the operating environment, including changes in or interpretation of tax law and currency/repatriation controls, could impact the determination of our income tax liabilities for a tax year.
~~Foreign exchange and currency risks~~

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     We are subject to foreign exchange risks and limitations on our ability to reinvest earnings from operations in one country to fund the capital needs of our operations in other countries or to repatriate assets from some countries.
     A sizable portion of our consolidated revenue and consolidated operating expenses is in foreign currencies. As a result, we are subject to significant risks, including:

-	foreign exchange risks resulting from changes in foreign exchange rates and the implementation of exchange controls; and

-	limitations on our ability to reinvest earnings from operations in one country to fund the capital needs of our operations in other countries.
     ~~We~~As an example, we conduct business in countries, such as Venezuela, that have nontraded or “soft” currencies ~~which~~that, because of their restricted or limited trading markets, may be more difficult to exchange for “hard” currency. We may accumulate cash in soft currencies, and we may be limited in our ability to convert our profits into United States dollars or to repatriate the profits from those countries.
     ~~We selectively use hedging transactions to limit our exposure to risks from doing business in foreign currencies. For those currencies that are not readily convertible, our ability to hedge our exposure is limited because financial hedge instruments for those currencies are nonexistent or limited. Our ability to hedge is also limited because pricing of hedging instruments, where they exist, is often volatile and not necessarily efficient.~~
     ~~In addition, the value of the derivative instruments could be impacted by:~~

 ~~- adverse movements in foreign exchange rates;~~

 ~~- interest rates;~~

 ~~- commodity prices; or~~

 ~~- the value and time period of the derivative being different than the exposures or cash flows being hedged.~~
~~Customers and Business~~
     ~~Exploration and production activity~~
     Trends in oil and natural gas prices affect the level of exploration, development and production activity of our customers and the demand for our services and products which could have a material adverse effect on our consolidated results of operations and consolidated financial condition.
     Demand for our services and products is particularly sensitive to the level of exploration, development, and production activity of, and the corresponding capital spending by, oil and natural gas companies, including national oil companies. ~~Demand~~The level of exploration, development, and production activity is directly affected by trends in oil and natural gas prices, which, historically, have been volatile and are likely to continue to be volatile.
     Prices for oil and natural gas are subject to large fluctuations in response to relatively minor changes in the supply of and demand for oil and natural gas, market uncertainty, and a variety of other economic factors that are beyond our control. Any prolonged reduction in oil and natural gas prices will depress the immediate levels of exploration, development, and production activity which could have a material adverse effect on our consolidated results of operations and consolidated financial condition. Perceptions of longer-term lower oil and natural gas prices by oil and natural gas companies can similarly reduce or defer major expenditures given the long-term nature of many large-scale development projects.
     ~~The recent worldwide recession has reduced the levels of economic activity and the expansion of industrial business operations. This has negatively impacted worldwide demand for energy, resulting in lower oil and natural gas prices, a lowering of the level of exploration, development, and production activity, and a corresponding decline in the demand for our well services and products. This reduction in demand could continue through 2010 and beyond, which could have an adverse effect on revenue and profitability.~~ Factors affecting the prices of oil and natural gas include:

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•	governmental regulations, including the policies of governments regarding the exploration for and production and development of their oil and natural gas reserves;

•	global weather conditions and natural disasters;

•	worldwide political, military, and economic conditions;

•	the level of oil production by non-OPEC countries and the available excess production capacity within OPEC;

•	oil refining capacity and shifts in end-customer preferences toward fuel efficiency and the use of natural gas;

•	the cost of producing and delivering oil and natural gas;

•	potential acceleration of development of alternative fuels; and

•	the level of supply and demand for oil and natural gas, especially demand for natural gas in the United States.
     ~~Capital spending~~
     The worldwide recession could continue to affect demand for our well services and products, which could have a material adverse effect on our consolidated results of operations.
     The recent worldwide recession has reduced the levels of economic activity and the expansion of industrial business operations. This has negatively impacted worldwide demand for energy, resulting in lower oil and natural gas prices, a lowering of the level of exploration, development, and production activity, and a corresponding decline in the demand for our well services and products. This reduction in demand could continue through 2010 and beyond, which could have a material adverse effect on our consolidated results of operations.
     Our business is dependent on capital spending by our customers and reductions in capital spending could have a material adverse effect on our consolidated results of operations.
     Our business is directly affected by changes in capital expenditures by our customers, and restrictions in capital spending could have a material adverse effect on our consolidated results of operations. Some of the changes that may materially and adversely affect us include:
•	the consolidation of our customers, which could:

-	 ~~-~~ cause customers to reduce their capital spending, which would in turn reduce the demand for our services and products; and

-	 ~~-~~ result in customer personnel changes, which in turn affect the timing of contract negotiations;
•	adverse developments in the business and operations of our customers in the oil and natural gas industry, including write-downs of reserves and reductions in capital spending for exploration, development, and production; and

•	ability of our customers to timely pay the amounts due us.
     ~~Customers~~
     If our customers delay in paying or fail to pay a significant amount of our outstanding receivables, it could have a material adverse effect on our liquidity, consolidated results of operations, and consolidated financial condition.
     We depend on a limited number of significant customers. While none of these customers represented more than 10% of consolidated revenue in any period presented, the loss of one or more significant customers could have a material adverse effect on our business and our consolidated results of operations.
     In most cases, we bill our customers for our services in arrears and are, therefore, subject to our customers delaying or failing to pay our invoices. In weak economic environments, we may experience increased delays and failures due to, among other reasons, a reduction in our customer’s cash flow from

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operations and their access to the credit markets. If our customers delay in paying or fail to pay us a significant amount of our outstanding receivables, it could have a material adverse effect on our liquidity, consolidated results of operations, and consolidated financial condition.
     ~~In addition, there is an increased risk in doing business with customers in countries that have significant political risk or significant exposure to falling oil and natural gas prices.~~
     ~~Risks related to our business in Venezuela~~
     Our business in Venezuela subjects us to actions by the Venezuelan government and delays in receiving payments, which could have a material adverse effect on our liquidity, consolidated results of operations, and consolidated financial condition.
     We believe there are risks associated with our operations in Venezuela~~. For example, the Venezuela National Assembly enacted legislation that allows~~, including the possibility that the Venezuelan government~~, directly or through its state-owned oil company, to assume control over the operations and assets of certain oil service providers in exchange for reimbursement of the book value of the assets adjusted for certain liabilities. Venezuelan government officials have stated this legislation is not applicable to our company.However, we~~ could assume control over our operations and assets. We also continue to see a delay in receiving payment on our receivables from our primary customer in Venezuela. If our customer further delays in paying or fails to pay us a significant amount of our outstanding receivables, it could have a material adverse effect on our liquidity, consolidated results of operations, and consolidated financial condition.
     ~~As of December 31, 2009, our total net investment in Venezuela was approximately $236 million. In addition to this amount, we also have $380 million of surety bond guarantees outstanding relating to our Venezuelan operations.~~
     ~~We historically have remeasured our net Bolívar Fuerte-denominated monetary asset position at the official exchange rate. In January 2010, the Venezuelan government announced a devaluation of the Bolívar Fuerte under a new two-exchange rate system: one rate for essential products and the other rate for non-essential products.~~
     The future results of our Venezuelan operations will be affected by many factors, including our ability to take actions to mitigate the effect of ~~the~~ devaluation of the Bolívar Fuerte, ~~further~~ actions of the Venezuelan government, and general economic conditions such as continued inflation and future customer payments and spending.
     ~~Business~~Doing business with national oil companies exposes us to greater risks of cost overruns, delays and project losses and unsettled political conditions that can heighten these risks.
     Much of the world’s oil and natural gas reserves are controlled by national or state-owned oil companies (NOCs). Several of the NOCs are among our top 20 customers. Increasingly, NOCs are turning to oilfield services companies like us to provide the services, technologies, and expertise needed to develop their reserves. Reserve estimation is a subjective process that involves estimating location and volumes based on a variety of assumptions and variables that cannot be directly measured. As such, the NOCs may provide us with inaccurate information in relation to their reserves that may result in cost overruns, delays, and project losses. In addition, NOCs often operate in countries with unsettled political conditions, war, civil unrest, or other types of community issues. These types of issues may also result in similar cost overruns, losses, and contract delays.
     ~~Long-term, fixed-price contracts~~
     Some of our customers require us to enter into long-term, fixed-price contracts that may require us to assume additional risks associated with cost over-runs, operating cost inflation, labor availability and productivity, supplier and contractor pricing and performance, and potential claims for liquidated damages.

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      ~~Customers~~Our customers, primarily NOCs, often require integrated, long-term, fixed-price contracts that could require us to provide integrated project management services outside our normal discrete business to act as project managers as well as service providers. Providing services on an integrated basis may require us to assume additional risks associated with cost over-runs, operating cost inflation, labor availability and productivity, supplier and contractor pricing and performance, and potential claims for liquidated damages. For example, we generally rely on third-party subcontractors and equipment providers to assist us with the completion of our contracts. To the extent that we cannot engage subcontractors or acquire equipment or materials, our ability to complete a project in a timely fashion or at a profit may be impaired. If the amount we are required to pay for these goods and services exceeds the amount we have estimated in bidding for fixed-price work, we could experience losses in the performance of these contracts. These delays and additional costs may be substantial, and we may be required to compensate the NOCs for these delays. This may reduce the profit to be realized or result in a loss on a project. Currently, long-term, fixed price contracts with NOCs do not comprise a significant portion of our business. However, in the future, based on the anticipated growth of NOCs, we expect our business with NOCs to grow relative to our other business, with these types of contracts likely comprising a more significant portion of our business.
     ~~Acquisitions, dispositions, investments, and joint ventures~~
     Our acquisitions, dispositions and investments may not result in the realization of savings, the creation of efficiencies, the generation of cash or income, or the reduction of risk, which may have a material adverse effect on our liquidity, consolidated results of operations, and consolidated financial condition.
     We continually seek opportunities to maximize efficiency and value through various transactions, including purchases or sales of assets, businesses, investments, or joint ventures. These transactions are intended to result in the realization of savings, the creation of efficiencies, the generation of cash or income, or the reduction of risk. Acquisition transactions may be financed by additional borrowings or by the issuance of our common stock. These transactions may also affect our consolidated results of operations.
     These transactions also involve risks, and we cannot ensure that:
•	any acquisitions would result in an increase in income;

•	any acquisitions would be successfully integrated into our operations and internal controls;

•	the due diligence prior to an acquisition would uncover situations that could result in legal exposure, including under the FCPA, or that we will appropriately quantify the exposure from known risks;

•	any disposition would not result in decreased earnings, revenue, or cash flow;

•	use of cash for acquisitions would not adversely affect our cash available for capital expenditures and other uses;

•	any dispositions, investments, acquisitions, or integrations would not divert management resources; or

•	any dispositions, investments, acquisitions, or integrations would not have a material adverse effect on our results of operations or financial condition.
     Actions of and disputes with our joint venture partners could have a material adverse effect on the business and results of operations of our joint ventures and, in turn, our business and consolidated results of operations.
     We conduct some operations through joint ventures, where control may be shared with unaffiliated third parties. As with any joint venture arrangement, differences in views among the joint venture participants may result in delayed decisions or in failures to agree on major issues. We also cannot control

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the actions of our joint venture partners, including any nonperformance, default, or bankruptcy of our joint venture partners. These factors could ~~potentially materially and adversely affect~~have a material adverse effect on the business and results of operations of ~~the~~our joint ~~venture~~ventures and, in turn, our business and consolidated results of operations.
     ~~Environmental requirements~~
     Failure on our part to comply with applicable environmental requirements could have a material adverse effect on our liquidity, consolidated results of operations, and consolidated financial condition.
     Our businesses are subject to a variety of environmental laws, rules, and regulations in the United States and other countries, including those covering hazardous materials and requiring emission performance standards for facilities. For example, our well service operations routinely involve the handling of significant amounts of waste materials, some of which are classified as hazardous substances. We also store, transport, and use radioactive and explosive materials in certain of our operations. Environmental requirements include, for example, those concerning:
•	the containment and disposal of hazardous substances, oilfield waste, and other waste materials;

•	the importation and use of radioactive materials;

•	the use of underground storage tanks; and

•	the use of underground injection wells.
     Environmental and other similar requirements generally are becoming increasingly strict. Sanctions for failure to comply with these requirements, many of which may be applied retroactively, may include:
•	administrative, civil, and criminal penalties;

•	revocation of permits to conduct business; and

•	corrective action orders, including orders to investigate and/or clean up contamination.
     Failure on our part to comply with applicable environmental requirements could have a material adverse effect on our liquidity, consolidated results of operations, and consolidated financial condition. We are also exposed to costs arising from environmental compliance, including compliance with changes in or expansion of environmental requirements, which could have a material adverse effect on our ~~business, financial condition, operating results, or cash flows~~liquidity, consolidated results of operations, and consolidated financial condition.
     Liability for cleanup costs, natural resource damages, and other damages arising as a result of environmental laws could be substantial and could have a material adverse effect on our liquidity, consolidated results of operations, and consolidated financial condition.
     We are exposed to claims under environmental requirements and, from time to time, such claims have been made against us. In the United States, environmental requirements and regulations typically impose strict liability. Strict liability means that in some situations we could be exposed to liability for cleanup costs, natural resource damages, and other damages as a result of our conduct that was lawful at the time it occurred or the conduct of prior operators or other third parties. Liability for damages arising as a result of environmental laws could be substantial and could have a material adverse effect on our liquidity, consolidated results of operations, and consolidated financial condition.
     We are periodically notified of potential liabilities at state and federal superfund sites. These potential liabilities may arise from both historical Halliburton operations and the historical operations of companies that we have acquired. Our exposure at these sites may be materially impacted by unforeseen adverse developments both in the final remediation costs and with respect to the final allocation among the various parties involved at the sites. For any particular federal or state superfund site, since our estimated liability is typically within a range and our accrued liability may be the amount on the low end of that

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range, our actual liability could eventually be well in excess of the amount accrued. The relevant regulatory agency may bring suit against us for amounts in excess of what we have accrued and what we believe is our proportionate share of remediation costs at any superfund site. We also could be subject to third-party claims, including punitive damages, with respect to environmental matters for which we have been named as a potentially responsible party.
     Existing or future laws, regulations, treaties or international agreements related to greenhouse gases and climate change could have a negative impact on our business and may result in additional compliance obligations with respect to the release, capture, and use of carbon dioxide that could have a material adverse effect on our liquidity, consolidated results of operations, and consolidated financial condition.
     Changes in environmental requirements may negatively impact demand for our services. For example, oil and natural gas exploration and production may decline as a result of environmental requirements (including land use policies responsive to environmental concerns). State, national, and international governments and agencies have been evaluating climate-related legislation and other regulatory initiatives that would restrict emissions of greenhouse gases in areas in which we conduct business. Because our business depends on the level of activity in the oil and natural gas industry, existing or future laws, regulations, treaties or international agreements related to greenhouse gases and climate change, including incentives to conserve energy or use alternative energy sources, could have a negative impact on our business if such laws, regulations, treaties, or international agreements reduce the worldwide demand for oil and natural gas. Likewise, such restrictions may result in additional compliance obligations with respect to the release, capture, and use of carbon dioxide that could have ~~an~~a material adverse effect on our liquidity, consolidated results of operations, ~~liquidity,~~ and consolidated financial condition.
     The adoption of any future federal or state laws or implementing regulations imposing reporting obligations on, or otherwise limiting, the hydraulic fracturing process could make it more difficult to complete natural gas and oil wells and could have a material adverse effect on our liquidity, consolidated results of operations, and consolidated financial condition.
     We are a leading provider of hydraulic fracturing services, a process that creates fractures extending from the well bore through the rock formation to enable natural gas or oil to move more easily through the rock pores to a production well. Bills pending in the United States House and Senate have asserted that chemicals used in the fracturing process could adversely affect drinking water supplies. The proposed legislation would require the reporting and public disclosure of chemicals used in the fracturing process. This legislation, if adopted, could establish an additional level of regulation at the federal level that could lead to operational delays and increased operating costs. The adoption of any future federal or state laws or implementing regulations imposing reporting obligations on, or otherwise limiting, the hydraulic fracturing process could make it more difficult to complete natural gas and oil wells and could have ~~an~~a material adverse ~~impact~~effect on our ~~future~~liquidity, consolidated results of operations, ~~liquidity,~~ and consolidated financial condition.
     ~~Law and regulatory requirements~~
     Changes in, compliance with, or our failure to comply with laws in the countries in which we conduct business may negatively impact our ability to provide services in, make sales of equipment to, and transfer personnel or equipment among some of those countries and could have a material adverse affect on our consolidated results of operations.
     In the countries in which we conduct business, we are subject to multiple and, at times, inconsistent regulatory regimes, including those that govern our use of radioactive materials, explosives, and chemicals in the course of our operations. Various national and international regulatory regimes govern the shipment of these items. Many countries, but not all, impose special controls upon the export

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and import of radioactive materials, explosives, and chemicals. Our ability to do business is subject to maintaining required licenses and complying with these multiple regulatory requirements applicable to these special products. In addition, the various laws governing import and export of both products and technology apply to a wide range of services and products we offer. In turn, this can affect our employment practices of hiring people of different nationalities because these laws may prohibit or limit access to some products or technology by employees of various nationalities. Changes in, compliance with, or our failure to comply with these laws may negatively impact our ability to provide services in, make sales of equipment to, and transfer personnel or equipment among some of the countries in which we operate and could have a material adverse affect on ~~the~~our consolidated results of operations.~~Raw materials~~
     Constraints in the supply of raw materials can have a material adverse effect on our consolidated results of operations.
     Raw materials essential to our business are normally readily available. Market conditions can trigger constraints in the supply chain of certain raw materials, such as sand, cement, and specialty metals, which can have a material adverse effect on our consolidated results of operations. The majority of our risk associated with supply chain constraints occurs in those situations where we have a relationship with a single supplier for a particular resource.
     ~~Intellectual property rights~~
     Our failure to protect our proprietary information and any successful intellectual property challenges or infringement proceedings against us could materially and adversely affect our competitive position.
     We rely on a variety of intellectual property rights that we use in our services and products. We may not be able to successfully preserve these intellectual property rights in the future, and these rights could be invalidated, circumvented, or challenged. In addition, the laws of some foreign countries in which our services and products may be sold do not protect intellectual property rights to the same extent as the laws of the United States. Our failure to protect our proprietary information and any successful intellectual property challenges or infringement proceedings against us could materially and adversely affect our competitive position.
     ~~Technology~~
     If we are not able to design, develop, and produce commercially competitive products and to implement commercially competitive services in a timely manner in response to changes in technology, our business and consolidated results of operations could be materially and adversely affected, and the value of our intellectual property may be reduced.
     The market for our services and products is characterized by continual technological developments to provide better and more reliable performance and services. If we are not able to design, develop, and produce commercially competitive products and to implement commercially competitive services in a timely manner in response to changes in technology, our business and revenue could be materially and adversely affected, and the value of our intellectual property may be reduced. Likewise, if our proprietary technologies, equipment and facilities, or work processes become obsolete, we may no longer be competitive, and our business and ~~revenue~~consolidated results of operations could be materially and adversely affected.
     ~~Reliance on management~~
     The loss or unavailability of any of our executive officers or other key employees could have a material adverse effect on our business.

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     We depend greatly on the efforts of our executive officers and other key employees to manage our operations. The loss or unavailability of any of our executive officers or other key employees could have a material adverse effect on our business.
     ~~Technical personnel~~
     Our ability to operate and our growth potential could be materially and adversely affected if we cannot employ and retain technical personnel at a competitive cost.
     Many of the services that we provide and the products that we sell are complex and highly engineered and often must perform or be performed in harsh conditions. We believe that our success depends upon our ability to employ and retain technical personnel with the ability to design, utilize, and enhance these services and products. In addition, our ability to expand our operations depends in part on our ability to increase our skilled labor force. A significant increase in the wages paid by competing employers could result in a reduction of our skilled labor force, increases in the wage rates that we must pay, or both. If either of these events were to occur, our cost structure could increase, our margins could decrease, and any growth potential could be impaired.
     ~~Weather~~
     Our business could be materially and adversely affected by severe or unseasonable weather, particularly in the Gulf of Mexico where we have operations.
     Our business could be materially and adversely affected by severe weather, particularly in the Gulf of Mexico where we have operations. Repercussions of severe weather conditions may include:
•	evacuation of personnel and curtailment of services;

•	weather-related damage to offshore drilling rigs resulting in suspension of operations;

•	weather-related damage to our facilities and project work sites;

•	inability to deliver materials to jobsites in accordance with contract schedules; and

•	loss of productivity.
Because demand for natural gas in the United States drives a significant amount of our business, warmer than normal winters in the United States are detrimental to the demand for our services to natural gas producers.
     -

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Item 11. Executive Compensation.
Long-term Incentives
     The Committee established the Stock and Incentive Plan to achieve the following objectives:
•	Reward consistent achievement of value creation and operating performance goals;

•	Align management with stockholder interests; and

•	Encourage long-term perspectives and commitment.
     Our Stock and Incentive Plan provides for a variety of cash and stock-based awards, including nonqualified and incentive stock options, restricted stock and units, performance shares and units, stock appreciation rights, and stock value equivalents, also known as phantom stock. Under the Stock and Incentive Plan, the Committee may, at its discretion, select from among these types of awards to establish individual long-term incentive awards.
     Long-term incentives represent the largest component of total executive compensation opportunity. We believe this is appropriate given our principle that executive pay should be closely tied to stockholder interests and is at-risk based on performance.
     For 2009, we used a combination of long-term incentive vehicles, including time-based restricted stock, performance units, and nonqualified stock options. For NEOs, other than Mr. Lesar, operations-based incentives in the form of performance units targeted 40% of the long-term incentive value, another 40% was delivered through restricted stock and the remaining 20% was delivered in stock options.
     Messrs. McCollum, Brown, Cornelison, Gaut and Probert all approximated this combination of long-term incentive vehicles.
     Mr. Lesar’s combination of long-term incentive vehicles was different from the other NEOs because of the Stock and Incentive Plan $5,000,000 limit on performance units. Therefore, his long-term incentives were targeted 27% in the form of performance units, with the balance of long-term incentives allocated 49% to restricted stock and 24% to stock options.
     Granting a mix of incentives allows us to provide a diversified yet balanced long-term incentive program that effectively addresses volatility in our industry and in the stock market, in addition to maintaining an incentive to meet performance goals. Stock options and restricted stock are directly tied to our stock price performance and, therefore, directly to stockholder value. Additionally, restricted stock provides a significant retention incentive while performance units shift the focus to improving long-term returns on capital employed, as measured in relation to the comparator peer group for the Performance Unit Program.
     In determining the size of long-term incentive awards, the Committee first considers market data references to the long-term incentive value for comparable positions and then may adjust the awards upwards or downwards based on the Committee’s review of internal equity. This can result in positions of similar magnitude and pay receiving awards of varying size. The 2009 long-term incentive awards for each NEO were based primarily on market data.

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Restricted Stock and Stock Options
     Our restricted stock and stock option awards are granted under the Stock and Incentive Plan and the individual awards for each NEO made in 2009 are listed in the Grants of Plan-Based Awards in Fiscal 2009 table. All annual awards to NEOs were made in December 2009 and were approved by the Committee.
     Restricted stock grants are generally subject to a graded vesting schedule of 20% over 5 years. However, different vesting schedules may be utilized at the discretion of the Committee. Restricted shares receive dividend payments.
     Stock option awards vest over a three-year graded vesting period with 33⅓% of the grant vesting each year. All options are priced at the closing stock price on the date the grant is approved by the Committee.
     The stock and option award columns in the Summary Compensation Table reflect the aggregate grant date fair value of the restricted stock and option awards for each NEO.
Performance Units
     The Performance Unit Program was designed to provide NEOs and other selected executives with incentive opportunities based on the level of achievement of pre-established performance objectives during three-year performance periods. The purpose of the program is to reinforce Halliburton’s objectives for sustained long-term performance and value creation. It is also intended to reinforce strategic planning processes, balance short- and long-term decision making and help provide competitive total compensation opportunities.
     The program measures our consolidated Return on Capital Employed, or ROCE, compared to both absolute goals and relative goals, as measured by the results achieved by our comparator peer group companies.
     ROCE indicates the efficiency and profitability of our capital investments and is determined based on the ratio of earnings divided by average capital employed. The calculation is as follows:

ROCE = (Return on Capital Employed)	Net income + after-tax interest expense Shareholders’ equity (average of beginning and end of period) + Debt (average of beginning and end of period)
     The comparator peer group used for the Performance Unit Program is comprised of oilfield equipment and service companies and domestic and international exploration and production companies. We use this comparator peer group for the Performance Unit Program because these companies represent the timing, cyclicality, and volatility of the oil and natural gas industry and provide an appropriate basis for measuring our relative performance against the industry.
     The comparator peer group for the 2009 cycle Performance Unit Program includes:

·	Anadarko Petroleum Corporation	·	Marathon Oil Corporation
·	Apache Corporation	·	Nabors Industries Ltd.
·	Baker Hughes Incorporated	·	National Oilwell Varco, Inc.
·	BJ Services Company	·	Schlumberger Ltd.
·	Cameron International Corporation	·	Smith International, Inc.
·	Chesapeake Energy Corporation	·	Transocean Ltd.
·	Devon Energy Corporation	·	Weatherford International, Ltd.
·	Hess Corporation

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     The program allows for rewards to be paid in cash, stock or a combination of cash and stock. The first cycle began in 2001. Since that time the program has achieved slightly below target for the 2001 cycle, at target for the 2002 cycle, between target and maximum for the 2003 cycle, and exceeded maximum for the 2004, 2005, 2006 and 2007 cycles.
2007 cycle Performance Unit Program Payout for NEOs
     The 2007 cycle of the Performance Unit Program ended on December 31, 2009. ~~Results for this cycle included the achievement of performance beyond the Maximum level on both absolute measures and measures~~A three-year average ROCE on an absolute basis greater than 20% and performance relative to ~~our~~the comparator peer group~~.~~ above the 75th percentile was required to achieve the Maximum payout level. Halliburton’s three-year average ROCE for the 2007 cycle in absolute terms was 21.53% ~~while the~~. The three-year average ROCE for the comparator group was 15.74% at the 75th percentile. Both absolute and relative performance measures are established at the beginning of each cycle and approved by the Committee. Because the results for this cycle were in excess of the Maximum level on both absolute measures and measures relative to our comparator peer group, the NEOs received payments in the amounts presented in the column, Non-Equity Incentive Plan Compensation in the Summary Compensation Table. These amounts are also discussed in the narrative following the Summary Compensation Table for all NEOs.
     Halliburton’s 2009 ROCE calculation was adjusted to exclude the impact of the issuance of senior notes totaling $2 billion during the first quarter of 2009. Halliburton borrowed this amount in order to provide additional liquidity in light of the worldwide financial and credit crisis. Because this borrowing was not contemplated when the performance targets were set at the beginning of the cycle, the Committee determined that the adjustment was appropriate in approving rewards for the 2007 cycle. These amounts were paid in cash during 2010. If the impact of the issuance of senior notes totaling $2 billion during the first quarter of 2009 had not been excluded from the calculation, Halliburton’s ROCE would have been 21.2%, which would still have both exceeded the three-year average ROCE on an absolute basis threshold of 20% and the three-year average ROCE 75th percentile threshold of 15.74% for the comparator group which were necessary to achieve the Maximum payout level.
     ~~The amounts presented in the column, Non-Equity Incentive Plan Compensation in the Summary Compensation Table, represent the amounts earned by the NEOs in 2009 under the 2007 cycle of the Performance Unit Program. These amounts are also discussed in the narrative following the Summary Compensation Table for all NEOs.~~
2009 cycle Performance Unit Program Opportunities for NEOs
     Individual incentive opportunities are established based on market references and in accordance with our practice of granting a mix of long-term incentive vehicles. The Threshold, Target, and Maximum columns under the heading Estimated Future Payouts Under Non-Equity Incentive Plan Awards in the Grants of Plan-Based Awards in Fiscal 2009 table indicate the potential payout for each NEO under the Performance Unit Program for the 2009 cycle. The potential payouts are performance driven and completely at risk.
     Mr. Lesar has a Target payout potential of $2,500,000 and a Maximum payout potential of $5,000,000 if the maximum goals of the 2009 cycle Performance Unit Program are met or exceeded.
     Messrs. McCollum, Brown and Gaut were provided a Target opportunity level of 125% and Maximum opportunity level of 250%, utilizing their January 1, 2009 annual base pay. Mr. Cornelison was provided a Target opportunity level of 115% and Maximum opportunity level of 230%, utilizing his January 1, 2009 annual base pay. Mr. Probert was provided a Target opportunity level of 75% and Maximum opportunity level of 150%, utilizing his January 1, 2009 annual base pay.
     Opportunity levels were determined based upon market data of our comparator peer group and the NEO’s role within the organization. Actual payout amounts, if any, will not be known until after December 31, 2011.

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